File Nos. 333-56513
                                                                 811-8890
==============================================================================

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM N-4

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933           [ ]
         Pre-Effective Amendment No. 1                            [X]
         Post-Effective Amendment No.                             [ ]

REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY
         ACT OF 1940                                              [ ]
         Amendment No. 10                                         [X]

                  (Check appropriate box or boxes.)

     LPLA Separate Account One
     ---------------------------
     (Exact Name of Registrant)

     London Pacific Life & Annuity Company
     -------------------------------------
     (Name of Depositor)

     3109 Poplarwood Court, Raleigh, North Carolina               27604
     --------------------------------------------------           ---------
     (Address of Depositor's Principal Executive Offices)         (Zip Code)

Depositor's Telephone Number,  including Area Code             (919) 790-2243

     Name and Address of Agent for Service
          George C. Nicholson
          London Pacific Life & Annuity Company
          3109 Poplarwood Court
          Raleigh, North Carolina  27604

     Copies to:
          Judith A. Hasenauer
          Blazzard, Grodd & Hasenauer, P.C.
          P.O. Box 5108
          Westport, CT   06881
          (203) 226-7866

Approximate Date of Proposed Public Offering:

         As soon as practicable after the effective date of this Filing.

Title of Securities Registered:

         Individual Immediate Variable Annuity Contracts

==============================================================================
The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

                              CROSS REFERENCE SHEET
                             (required by Rule 495)
Item No.                                                               Location
--------                                                               --------
                  PART A

Item 1.           Cover Page                                           Cover Page

Item 2.           Definitions                                          Definitions of Terms used in
                                                                       this Prospectus

Item 3.           Synopsis                                             Summary

Item 4.           Condensed Financial Information                      Not Applicable

Item 5.           General Description of Registrant,                   Other Information-London
                  Depositor, and Portfolio Companies                   Pacific, The Separate Account;
                                                                       Investment Options

Item 6.           Deductions and Expenses                              Expenses

Item 7.           General Description of Variable                      The London Pacific Immediate
                  Annuity Contracts                                    Variable Annuity Contracts

Item 8.           Annuity Period                                       Annuity Payments (The Annuity
                                                                       Period)

Item 9.           Death Benefit                                        Death Benefit

Item 10.          Purchases and Contract Value                         How to Purchase the Contracts

Item 11.          Redemptions                                          Surrenders

Item 12.          Taxes                                                Taxes

Item 13.          Legal Proceedings                                    Not Applicable

Item 14.          Table of Contents of the Statement                   Table of Contents of the
                  of Additional Information                            Statement of Additional
                                                                       Information

                  PART B

Item 15.          Cover Page                                           Cover Page

Item 16.          Table of Contents                                    Table of Contents

Item 17.          General Information and History                      London Pacific

Item 18.          Services                                             Not Applicable

Item 19.          Purchase of Securities Being                         Not Applicable
                  Offered

Item 20.          Underwriters                                         Distributor

Item 21.          Calculation of Performance Data                      Performance Information

Item 22.          Annuity Payments                                     Annuity Provisions

Item 23.          Financial Statements                                 Financial Statements

                                     PART C

Information required to be included in Part C is set forth under the appropriate Item so numbered in Part C to this Registration Statement.





                                     Part A

                      LONDON PACIFIC LIFE & ANNUITY COMPANY

       INDIVIDUAL SINGLE CONTRIBUTION IMMEDIATE VARIABLE ANNUITY CONTRACTS

                                    issued by

                            LPLA SEPARATE ACCOUNT ONE

                                       and

                 LONDON PACIFIC LIFE & ANNUITY INSURANCE COMPANY

                                   _____, 1998

This prospectus describes two Individual Single Contribution Immediate Variable Annuity Contracts issued by London Pacific Life & Annuity Company (London Pacific) - one is the guaranteed version (Guaranteed Contract) and the other is the non-guaranteed version (Non-Guaranteed Contract). When discussed together, they are referred to as the Contracts in this prospectus.

If you buy the Guaranteed Contract, your Contribution will initially be allocated to London Pacific's Fixed Account. Thirty days after we issue your Contract, your Contribution, with interest, will be allocated to the one available Investment Option: the BT Equity 500 Index Fund of BT Insurance Funds Trust.

If you buy the Non-Guaranteed Contract, you can invest in the following eleven Investment Options:

LPT VARIABLE INSURANCE SERIES TRUST:

Harris Associates Value Portfolio
MFS Total Return Portfolio
Berkeley U.S. Quality Bond Portfolio
Berkeley Money Market Portfolio
Robertson Stephens Diversified Growth Portfolio
Lexington Corporate Leaders Portfolio(R)
Strong Growth Portfolio

MORGAN STANLEY UNIVERSAL FUNDS, INC.:

Morgan Stanley U.F. High Yield Portfolio
Morgan Stanley U.F. International Magnum Portfolio
Morgan Stanley U.F. Emerging Markets Equity Portfolio

BT INSURANCE FUNDS TRUST:

BT Equity 500 Index Fund

Please read this prospectus carefully before investing and keep it on file for future reference. It contains important information about the London Pacific Immediate Variable Annuity Contracts.

To learn more about the London Pacific Immediate Variable Annuity Contracts, you can request a copy of the Statement of Additional Information (SAI) dated ______, 1998. The SAI has been filed with the Securities and Exchange Commission
(SEC) and is legally a part of this prospectus. The SEC maintains a Web site (http://www.sec.gov) that contains the SAI, material incorporated by reference and other information regarding registrants that file electronically with the SEC. The Table of Contents of the SAI can be found on page __ of this prospectus. For a free copy of the SAI, call us at: (800) 852-3152 or write to us at our Annuity Service Center: P.O. Box 29564, Raleigh, North Carolina 27626.

The Securities and Exchange Commission has not approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The Contracts:

         * are not bank deposits
         * are not federally insured
         * are not endorsed by any bank or government agency
         * are not guaranteed and may be subject to possible loss of principal

INQUIRIES: If you have any questions about your Contract or need more information, please contact us at:

         Annuity Service Center
         P.O. Box 29564
         Raleigh, North Carolina 27626
         (800) 852-3152


                             TABLE OF CONTENTS

DEFINITIONS OF TERMS USED IN THIS PROSPECTUS....................................

SUMMARY  .......................................................................

FEE TABLE.......................................................................

THE LONDON PACIFIC IMMEDIATE VARIABLE ANNUITY CONTRACT..........................

ANNUITY PAYMENTS (THE ANNUITY PERIOD)...........................................

HOW TO PURCHASE THE CONTRACTS...................................................
         Contribution...........................................................
         Allocation of Contribution.............................................
         Accumulation Units - Non-Guaranteed Contract Only......................

INVESTMENT OPTIONS..............................................................
         LPT Variable Insurance Series Trust....................................
         Morgan Stanley Universal Funds, Inc....................................
         BT Insurance Funds Trust...............................................
         Dollar Cost Averaging Program - Non-Guaranteed Contract Only...........
         Rebalancing Program - Non-Guaranteed Contract Only.....................
         Substitution...........................................................
         Exchange Program.......................................................

PERFORMANCE.....................................................................

EXPENSES .......................................................................
         Separate Account Charge................................................
         Guaranteed Minimum Annuity Payment Charge (Guaranteed Contract Only)...
         Commutation Fee (Non-Guaranteed Contract Only).........................
         Transfer Fee (Non-Guaranteed Contract Only)............................
         Premium Taxes..........................................................
         Income Taxes...........................................................
         Investment Option Expenses.............................................

TAXES    .......................................................................

SURRENDERS......................................................................

DEATH BENEFIT...................................................................

OTHER INFORMATION...............................................................
         London Pacific.........................................................
            Year 2000    .......................................................
         The Separate Account...................................................
         Distribution...........................................................

TABLE OF CONTENTS OF THE SAI....................................................

APPENDIX - ILLUSTRATIONS OF ANNUITY PAYMENTS....................................


                  DEFINITIONS OF TERMS USED IN THIS PROSPECTUS

Accumulation Unit - The unit of measurement used to determine the value of your interest in a Non-Guaranteed Contract prior to the Annuity Date.

Annuitant - The natural person on whose life Annuity Payments are based. On or after the Annuity Date, the Annuitant also includes any Joint Annuitant.

Annuity Date - The date on which Annuity Payments begin.

Annuity Calculation Date - The date on which the first Annuity Payment will be calculated. It will not be more than 5 days before the Annuity Date.

Annuity Payments - The series of payments made to the Payee after the Annuity Date.

Annuity Period - The period of time beginning with the Annuity Date during which Annuity Payments are made.

Annuity Service Center - The office indicated under Inquiries on the first page of this prospectus to which notices, requests and the Contribution must be sent.

Annuity Unit - The unit of measurement used in the calculation of Annuity Payments.

Assumed Investment Return (AIR) - The investment return upon which Annuity Payments are based.

Beneficiary - The person entitled to receive benefits under the Contract in the case of the death of the Owner, Joint Owner, Annuitant or Joint Annuitant, as applicable.

Business Day - Any day the New York Stock Exchange (NYSE) and we are open for business.

Contract Value - The value of your Non-Guaranteed Contract prior to the Annuity Date.

Contribution - The money you invest in the Contract.

Due Proof of Death - A certified copy of the death certificate, an order of a court of competent jurisdiction, a statement from a physician who attended the deceased or any other proof acceptable to London Pacific.

Fixed Account - A segment of our general account which contains all of our assets with the exception of segregated separate account assets.

Guaranteed Minimum Annuity Payment (Guaranteed Contract Only) - The amount which is guaranteed as the minimum annuity payment amount. This amount is shown in your Contract. This amount is payable regardless of the performance of the Investment Option.

Investment Option(s) - Those investments available under the Contracts.

Issue Date - The date on which your Contract became effective. Contract years are measured from the Issue Date.

Joint Annuitant - The person, other than the Annuitant, on whose continuation of life Annuity Payments may be made. The Joint Annuitant may not be changed.

Non-Qualified Contract - If you purchase the Contract as an individual and not under any pension plan, specially sponsored program or an individual retirement annuity, it is referred to as a Non-Qualified Contract.

Owner/Joint Owner - The person(s) or entity(ies) entitled to ownership rights under the Contract.

Payee - The person you designate to receive Annuity Payments.

Qualified Contract - If you purchase the Contract under a pension plan, specially sponsored program, or an individual retirement annuity, it is referred to as a Qualified Contract.

Separate Account - A segregated asset account maintained by us to support the London Pacific Immediate Variable Annuity contracts and certain other contracts. The Separate Account is LPLA Separate Account One.

Written Request - A request in writing, in a form satisfactory to us, which is received by the Annuity Service Center.

                                     SUMMARY

The sections in this Summary are explained in more detail later in this prospectus.

The London Pacific Immediate Variable Annuity Contracts

This prospectus describes two Individual Single Contribution Immediate Variable Annuity Contracts - one is a guaranteed version (Guaranteed Contract) and the other is a non-guaranteed version (Non-Guaranteed Contract) (collectively, the Contracts). The Contracts are offered by London Pacific Life & Annuity Company (London Pacific). The Contracts provide for income to the Payee under a payment plan you select.

For Guaranteed Contracts, your Contribution will initially be allocated to London Pacific's Fixed Account. Thirty days after we issue your Contract, your Contribution, with interest, will be allocated to the BT Equity 500 Index Fund of BT Insurance Funds Trust. The BT Equity 500 Index Fund is the only available Investment Option for the Guaranteed Contract.

The Non-Guaranteed Contract has eleven Investment Options which are listed below under Investment Options.

Under the Contract, you are the Owner. You can name a Joint Owner. You must name a Payee and an Annuitant. You can also name a Joint Annuitant. The Annuity Date will be 30th day after the Issue Date of your Contract.

Annuity Payments

You can receive Annuity Payments from your Contract by selecting one of the available Annuity Options. The dollar amount of your Annuity Payments may go up or down depending on the investment performance of the Investment Option(s).

You can protect your investment by purchasing a Guaranteed Contract. If you buy the Guaranteed Contract, the amount of your Annuity Payments are guaranteed to be at least equal to 100% of the Guaranteed Minimum Annuity Payment shown in your Contract.

How to Purchase the Contract

The Contract requires a single Contribution of at least $20,000. You cannot add to your Contract. Your registered representative can help you fill out the proper forms.

Investment Options

You can invest in the following  Investment  Options if you own a Non-Guaranteed
Contract:

LPT Variable Insurance Series Trust:

Harris Associates Value Portfolio
MFS Total Return Portfolio
Berkeley U.S. Quality Bond Portfolio
Berkeley Money Market Portfolio
Robertson Stephens Diversified Growth Portfolio
Lexington Corporate Leaders Portfolio(R)
Strong Growth Portfolio

Morgan Stanley Universal Funds, Inc.:

Morgan Stanley U.F. High Yield Portfolio
Morgan Stanley U.F. International Magnum Portfolio
Morgan Stanley U.F. Emerging Markets Equity Portfolio

BT Insurance Funds Trust:

BT Equity 500 Index Fund

If you own a Guaranteed Contract, you can only invest in the BT Equity 500 Index Fund of BT Insurance Funds Trust during the Annuity Period.

Depending on market conditions, you can make or lose money in any of these Investment Options.

Expenses

The Contracts have insurance features and investment features and there are costs related to each.

London Pacific deducts for its insurance charges which total 1.25% annually of the value of your Contract allocated to Investment Options (Separate Account Charge).

If you own a Non-Guaranteed Contract, you can make 12 free transfers each year. After that, we charge a $20 transfer fee for each transfer.

For the Guaranteed Contract, London Pacific deducts a Guaranteed Minimum Annuity Payment Charge which may range from 1.75% to 2.10% annually of your Contract allocated to the Investment Option. The Guaranteed Minimum Annuity Payment Charge is set forth in your Contract. The charge will lock in at the time you purchase the Contract and will not change for the life of your Contract.

If you make a surrender, it will be subject to a commutation fee. The commutation fee is equal to the difference between the remaining guaranteed Annuity Payments discounted at the AIR and the remaining guaranteed Annuity Payments discounted at a rate equal to the sum of the AIR plus 1.00%.

There are also investment charges which range from .30% to 1.75% of the average daily value of the Investment Option, depending upon the Investment Option.

Taxes

Annuity Payments will be treated for federal income tax purposes as partly a return of your original investment. That part of each payment is not taxable as income. If you own a Qualified Contract, the entire payment may be taxable.

Surrenders

You cannot make any surrenders from a Guaranteed Contract.

For Non-Guaranteed Contracts, you may make a total surrender after the Annuity Date if you have chosen Annuity Option 3 (Payment for a Period Certain). No partial surrenders are permitted.

Death Benefit

If you, the Joint Owner (if any), the Annuitant or the Joint Annuitant (if any) dies, a death benefit may be paid to the Beneficiary.

Exchange Program

London Pacific offers an exchange program (the Exchange Program) which is available only to purchasers who exchange a contract issued by another insurance company not affiliated with London Pacific or other financial investment for a Contract offered by this Prospectus. The Exchange Program is not available to purchasers who own another immediate variable annuity contract and want to exchange it for the Contracts described in this prospectus. Under the Exchange Program, London Pacific adds certain amounts to the Contract as exchange credits (Exchange Credits). Subject to specific limits, the Exchange Credits equal the surrender charge paid, if any, to the other insurance company or the charges and penalties paid to a financial institution.

Free-Look

Guaranteed Contract: If you cancel the Contract within 10 days after receiving it (or the period required in your state), we will refund your Contribution.

Non-Guaranteed Contract: If you cancel the Contract within 10 days after receiving it (or the period required in your state), we will send your money back. You will receive whatever your Contract is worth on the day we receive your request. This may be more or less than your Contribution. If we are required by law to return your Contribution, we reserve the right to put your money in the Berkeley Money Market Portfolio during the free-look period.

                                    FEE TABLE

OWNER TRANSACTION EXPENSES - NON-GUARANTEED CONTRACT ONLY

Commutation Fee *

          An amount equal to the difference between the remaining guaranteed Annuity Payments discounted at the AIR and the remaining guaranteed Annuity Payments discounted at a rate equal to the sum of the AIR plus 1.00%.

Transfer Fee

         No charge for first 12 transfers in a Contract year, thereafter the fee is $20 for each subsequent transfer.

* Only applies to a surrender under Annuity Option 3 or lump sum payments to Beneficiaries under Annuity Options 2 and 3 under a Non-Guaranteed Contract. The proceeds received will be reduced by the commutation fee.

SEPARATE ACCOUNT ANNUAL EXPENSES FOR GUARANTEED CONTRACT
    (as a percentage of average account value)

Mortality and Expense Risk Fees and Account Fees and Expenses ** 1.25% Guaranteed Minimum Annuity Payment Charge (maximum charge)*** 2.10%
                                                                  -----
Total Separate Account Annual Expenses                            3.35%

SEPARATE ACCOUNT ANNUAL EXPENSES FOR NON-GUARANTEED CONTRACT
    (as a percentage of average account value)

Mortality and Expense Risk Fees and Account Fees and Expenses **  1.25%
                                                                  -----
Total Separate Account Annual Expenses                            1.25%

** This charge is referred to as a Separate Account Charge in your Contract and throughout this prospectus.

*** The Guaranteed Minimum Annuity Payment Charge ranges from 1.75% to 2.10% depending upon when you buy the Contract. The charge may be changed quarterly. However, once you buy the Contract, the charge is locked in and will not change for the life of your Contract. The amount of the charge is shown in your Contract.

LPT VARIABLE INSURANCE SERIES TRUST'S ANNUAL EXPENSES (as a percentage of the average daily net assets of a Portfolio)

                                                                  Other Expenses
                                              Management          (after expense                 Total Annual
Portfolio                                     Fees                reimbursement)*                Expenses *
---------                                     ----                ---------------                ----------
Harris Associates Value (1)                   1.00%                      .29%                     1.29%
MFS Total Return                               .75%                      .54%                     1.29%
Berkeley U.S. Quality Bond                     .55%                      .44%                      .99%
Berkeley Money Market                          .45%                      .44%                      .89%
Robertson Stephens Diversified
  Growth  (2)                                  .95%                      .44%                     1.39%
Lexington Corporate Leaders(R)                 .65%                      .64%                     1.29%
Strong Growth                                  .75%                      .54%                     1.29%

(1) Prior to May 1, 1997, the Management Fee was .875% of the average daily net assets of the Portfolio.

(2)Prior to May 1, 1997, the Management Fee was 1.00% of the average daily net assets of the Portfolio.

* London Pacific has voluntarily agreed through December 31, 1998 to reimburse each Portfolio for certain expenses (excluding brokerage commissions) in excess of approximately the amounts set forth above under "Total Annual Expenses" for each Portfolio. Absent this expense reimbursement arrangement, for the year ending December 31, 1997, the "Total Annual Expenses" (on an annualized basis) were: 4.22% for the Harris Associates Value Portfolio; 3.88% for the MFS Total Return Portfolio; 5.09% for the Berkeley U.S. Quality Bond Portfolio; 4.30% for the Berkeley Money Market Portfolio; 4.44% for the Strong Growth Portfolio; 4.53% for the Robertson Stephens Diversified Growth Portfolio; and 4.08% for the Lexington Corporate Leaders Portfolio. The examples following are calculated based upon such expense reimbursement arrangements.

MORGAN STANLEY UNIVERSAL FUNDS, INC.'S ANNUAL EXPENSES (as a percentage of the average daily net assets of a Portfolio)

                                                                  Other Expenses
                                              Management          (after expense                 Total Annual
Portfolio                                     Fees                reimbursement)*                Expenses *
---------                                     ----                ---------------                ----------

Morgan Stanley U.F. High Yield                  0.0%                        .80%                      .80%
Morgan Stanley U.F. International
  Magnum                                        0.0%                       1.15%                     1.15%
Morgan Stanley U.F. Emerging
  Markets Equity                                0.0%                       1.75%                     1.75%


* The advisers have voluntarily waived receipt of their management fees and agreed to reimburse the Portfolio, if necessary, if such fees would cause the total annual operating expenses of the Portfolio to exceed the percentages set forth above under "Total Annual Portfolio Expenses." Absent this expense reimbursement, for the year ending December 31, 1997, "Management Fees," "Other Expenses," and "Total Annual Expenses would have been: 0.50%, 1.18% and 1.68% for the Morgan Stanley U.F. High Yield Portfolio; 0.80%, 1.98%, and 2.78% for the Morgan Stanley U.F. International Magnum Portfolio; and 1.25%, 2.87% and 4.12% for the Morgan Stanley U.F. Emerging Markets Portfolio.

BT INSURANCE FUNDS TRUST'S ANNUAL EXPENSES (as a percentage of the average daily net assets of a Portfolio)


                                                                           Other Expenses
                                     Management         Administ-          (after expense             Total
Portfolio                            Fees               rative Fee         reimbursement)*            Annual
                                                                                                      Expenses *

BT Equity 500 Index (1)              .20%                .02%                 .08%                    .30%


(1) Without expense waivers and reimbursements for the period from October 1, 1997 (commencement of operations) to December 31, 1997, the total operating expense for the BT Equity 500 Index Fund would have been 2.78%.

EXAMPLES

The examples assume a $1,000 investment with payments based on an annuity with a 25 year period certain Annuity Option and a 3% AIR. If you choose a period certain of more than 25 years, your expenses would be higher than those shown. Likewise, if you choose a period certain of less than 25 years (Non-Guaranteed Contracts only), your expenses would be lower than those shown below. If you own a Non-Guaranteed Contract and choose a 5% or 7% AIR (instead of the 3% AIR used in the examples below), your expenses would be less than those shown. The examples below for the Guaranteed Contract assume the deduction of the maximum Guaranteed Minimum Annuity Payment Charge. Your expenses will be less than those shown below if the Guaranteed Minimum Annuity Payment Charge for your Contract is less than the maximum amount.

Guaranteed Contract:

You would pay the following expenses on a $1,000 investment, assuming a 5% net annual return on assets:



                                                     Time Periods
                                          1 Year   3 Years   5 Years   10 Years
                                     --------------------------------------------

BT INSURANCE FUNDS TRUST:

BT Equity 500 Index                      $36.51    $108.53   $178.82    $343.13

Non-Guaranteed Contract:

You would pay the following expenses on a $1,000 investment, assuming a 5% net annual return on assets: (a) if you surrender your Contract and have chosen Annuity Option 3; or (b) if you do not surrender your Contract.


                                                     Time Periods
                                             1 Year    3 Years   5 Years   10 Years
                                          ------------------------------------------
LPT VARIABLE INSURANCE SERIES TRUST

Harris Associates Value                (a)   $122.99   $164.50   $204.38    $294.30
                                       (b)     25.39     75.50    124.40     238.73

MFS Total Return                       (a)   $122.99   $164.50   $204.38    $294.30
                                       (b)     25.39     75.50    124.40     238.73

Berkeley U.S. Quality Bond             (a)   $119.99   $155.57   $189.68    $266.09
                                       (b)     22.39     66.57    109.70     210.52

Berkeley Money Market                  (a)   $118.99   $152.60   $184.78    $256.69
                                       (b)     21.39     63.60    104.80     201.12

Robertson Stephens Diversified Growth  (a)   $123.99   $167.47   $209.28    $303.71
                                       (b)     26.39     78.47    129.30     248.14

Lexington Corporate Leaders(R)         (a)   $122.99   $164.50   $204.38    $294.30
                                       (b)     25.39     75.50    124.40     238.73

Strong Growth                          (a)   $122.99   $164.50   $204.38    $294.30
                                       (b)     25.39     75.50    124.40     238.73

MORGAN STANLEY UNIVERSAL FUNDS, INC.:

Morgan Stanley U.F. High Yield         (a)   $118.09   $149.92   $180.37    $248.23
                                       (b)     20.49     60.92    100.39     192.66

Morgan Stanley U.F. International
  Magnum                               (a)   $121.59   $160.33   $197.52    $281.14
                                       (b)     23.99     71.33    117.54     225.57


Morgan Stanley U.F. Emerging Markets
  Equity                               (a)   $127.60   $178.18   $226.93    $337.56
                                       (b)     30.00     89.18    146.95     281.99

BT INSURANCE FUNDS TRUST:

BT Equity 500 Index                    (a)   $113.09   $135.05   $155.87    $201.22
                                       (b)     15.49     46.05     75.89     145.65


Notes to Fee Table and Examples

1. The purpose of the fee table is to show you the various expenses you will incur directly or indirectly with the Contract. The Fee Table reflects expenses of the Separate Account as well as the Investment Options.

2. Premium taxes are not reflected. Premium taxes may apply depending on the state where you live.

3. THE EXAMPLES SHOULD NOT BE CONSIDERED A REPRESENTATION OF PAST OR FUTURE EXPENSES. ACTUAL EXPENSES MAY BE GREATER OR LESS THAN THOSE SHOWN.

             THE LONDON PACIFIC IMMEDIATE VARIABLE ANNUITY CONTRACT

This prospectus describes two Individual Single Contribution Immediate Variable Annuity Contracts issued by London Pacific - one is the Guaranteed Contract and the other is the Non-Guaranteed Contract. Together, they are referred to as the Contracts.

An annuity is a contract between you (the Owner) and us (an insurance company) where we promise to pay you an income, in the form of Annuity Payments. Depending on market conditions, your Annuity Payments may go up or down and you may make or lose money, based on the investment performance of the Investment Option(s) you choose. For the Non-Guaranteed Contract, no minimum Annuity Payment is guaranteed. For the Guaranteed Contract, there is a Guaranteed Minimum Annuity Payment.

Ownership

Owner - Under the Contracts you are the Owner. You may name an Annuitant and a Joint Annuitant. You may change Owners of the Contract at any time prior to the Annuity Date by Written Request. A change of Owner will automatically revoke any prior designation. The change will become effective as of the date the Written Request is signed. A new designation of Owner will not apply to any payment made or action taken by us prior to the time it was received. Any change in Owner is subject to our underwriting rules then in effect.

The Contract may be owned by Joint Owners. The Owners must jointly exercise all rights of the Contract except for transfers (for Non-Guaranteed Contracts), which can be exercised individually.

Annuitant - The Annuitant and Joint Annuitant is the person or persons on whose life Annuity Payments are based. You designate the Annuitant and Joint Annuitant, if any, at the Issue Date.

Beneficiary - The Beneficiary is the person(s) or entity you name to receive any death benefit. The Beneficiary is named at the time the Contract is issued unless changed at a later late. Unless an irrevocable Beneficiary has been named, the Owner and the Joint Owner, if any, may change the Primary Beneficiary(ies) or Contingent Beneficiary(ies). A change may be made by Written Request. The change will take effect as of the date the Written Request is signed. London Pacific will not be liable for any payment made or action it takes before the change is recorded.

Assignment

You can assign the Contract at any time during your lifetime. You must send a Written Request to our Annuity Service Center specifying the terms of the assignment. London Pacific will not be liable for any payment or other action we take in accordance with the Contract until we receive notice of the assignment. Any assignment made after the death benefit has become payable will only be valid with our consent. AN ASSIGNMENT MAY BE A TAXABLE EVENT.

If the Contract is issued pursuant to a Qualified plan, there may be limitations on your ability to assign the Contract.

Modification of the Contracts

The Contracts may be modified in order to comply with applicable state and federal law.

                      ANNUITY PAYMENTS (THE ANNUITY PERIOD)

You can receive regular Annuity Payments from your Contract. The Payee will receive the Annuity Payments. The day on which those payments begin is called the Annuity Date. The Annuity Date will be 30th day after the Issue Date of your Contract. You can choose among income plans. We call them Annuity Options. We ask you to choose an Annuity Option when you buy the Contract.


During the Annuity Period, payments will come from the Investment Options you have selected (meaning they are variable annuity payments). We do not currently offer any fixed income options. Annuity Payments can be made monthly or annually. Once selected, the frequency of the payments cannot be changed. If you own a Non-Guaranteed Contract and if the Annuity Payment would be or become less than $100, we will reduce the frequency of the Annuity Payments to an interval which will result in each payment being at least $100.

The first Annuity Payment will be calculated on the Annuity Calculation Date which will be no more than 5 days before the Annuity Date. Annuity Payments will reflect the investment performance of the Investment Options during the Annuity Period. On the Annuity Calculation Date, a fixed number of Annuity Units will be purchased.

The dollar amount of your subsequent  payments will depend on 3 things:

(1) the value of your Contract in the  Investment  Option on the Annuity  Date;

(2) the Assumed Investment Return (AIR) used in the Contract; and

(3) the performance of the  Investment  Option(s).

For Guaranteed Contracts, the AIR is 3%. For Non-Guaranteed Contracts, you can choose a 3%, 5% or 7% AIR. We ask you to choose an AIR at the time you buy the Contract. Once selected, you may not change the AIR. Choosing a higher AIR will result in a higher initial amount of income (Annuity Payment), but income will increase more slowly during periods of good investment performance of the Investment Options and decrease more rapidly during periods of poor investment performance. The SAI contains a more detailed description of how Annuity Payments and Annuity Unit values are calculated.

GUARANTEED MINIMUM ANNUITY PAYMENT - GUARANTEED CONTRACT ONLY: You can choose to protect your investment by purchasing a Guaranteed Contract. If you purchase a Guaranteed Contract, London Pacific guarantees that your Annuity Payment will be at least equal to 100% of the Guaranteed Minimum Annuity Payment shown in your Contract. Each Annuity Payment will vary upwards or downwards based on the performance of the Investment Option, unless the Annuity Payment would be less than the Guaranteed Minimum Annuity Payment. Under the terms of the Contract's guarantee, London Pacific will pay the Payee the greater of: (a) the Annuity Payment amount determined by multiplying the number of Annuity Units times the Annuity Unit value; or (b) the Guaranteed Minimum Annuity Payment.

If you own either the Guaranteed or the Non-Guaranteed Contract, you can choose one of the following Annuity Options. After Annuity Payments begin, you cannot change the Annuity Option.

OPTION 1. LIFE ANNUITY. Under this option, we will make Annuity Payments at a frequency that you choose so long as the Annuitant is alive. After the Annuitant dies, we stop making Annuity Payments.

OPTION 2. LIFE ANNUITY WITH PERIOD CERTAIN. Under this option, we will make Annuity Payments at a frequency you choose so long as the Annuitant is alive. For a Non-Guaranteed Contract, if, when the Annuitant dies, we have made Annuity Payments for less than the number of years selected (period certain), the Beneficiary has the option of receiving the remaining Annuity Payments for the rest of the period certain or taking the death benefit in a single lump sum. The lump sum payment will be equal to the present value of the remaining guaranteed Annuity Payments discounted at a rate equal to the sum of the AIR plus 1.00% using the Annuity Unit values as of the date London Pacific receives written notification of Due Proof of Death. For a Guaranteed Contract, if, when the Annuitant dies, we have made Annuity Payments for less than the period certain, the remaining guaranteed Annuity Payments will continue to the Beneficiary for the remainder of the period certain.

OPTION 3. PAYMENT FOR A PERIOD CERTAIN. Under this option, we will make Annuity Payments at a frequency you choose for a fixed period of years. For a Guaranteed Contract, the minimum period is 25 years. For the Non-Guaranteed Contract, if, at the death of the Annuitant, Annuity Payments have been made for less than the fixed period of years, the Beneficiary will have the option of receiving the remaining guaranteed Annuity Payments for the rest of the period or taking the death benefit in a single lump sum. The lump sum payment will be equal to the present value of the remaining guaranteed Annuity Payments discounted at a rate equal to the sum of the AIR plus 1.00% using the Annuity Unit values as of the date London Pacific receives written notification of Due Proof of Death. For the Guaranteed Contract, if, at the death of the Annuitant, payments have been made for less than the fixed period of years, the remaining payments will continue to the Beneficiary for the remainder of the period.

OPTION 4. JOINT & SURVIVOR LIFE ANNUITY. Under this option, we will make Annuity Payments at a frequency you choose so long as the Annuitant and the Joint Annuitant are alive. After the first Annuitant dies and during the lifetime of the surviving Annuitant, we will continue making Annuity Payments. After the surviving Annuitant dies, we will stop making Annuity Payments.

                          HOW TO PURCHASE THE CONTRACTS

Contribution

The Contribution is the money you give us to buy the Contract. The Contracts require the payment of a single Contribution of at least $20,000. You cannot make additional Contributions to your Contract.

Allocation of Contribution

When you purchase a Non-Guaranteed Contract, we will allocate your Contribution to the Investment Options you have selected. We have reserved the right, under certain circumstances, to allocate the Contribution to the Berkeley Money Market Portfolio until the end of the free-look period.

When you purchase a Guaranteed Contract, we will allocate your Contribution to the Fixed Account. Your Contribution will earn interest in the Fixed Account. The Contribution, with interest earned in the Fixed Account, will be allocated to the BT Equity 500 Index Fund 30 days after the Issue Date of your Contract.

Once we receive your Contribution and the necessary information and they are deemed to be in good order, we will issue you a Contract. We will allocate your Contribution within 2 business days. If the information is not in good order, we will contact you to get the necessary information. If for some reason we are unable to complete this process within 5 business days, we will either sent back your money or get your permission to keep it until we get all of the necessary information.

Free-Look

Guaranteed Contract: If you change your mind about owning the Contract, you can cancel it within 10 days after receiving it (or the period required in your state), and we will refund your Contribution.

Non-Guaranteed Contract: If you change your mind about owning the Contract, you can cancel it within 10 days after receiving it (or the period required in your state), and we will send your money back. You will receive whatever your Contract is worth on the day we receive your request. This may be more or less than your Contribution. If you have purchased the Contract as an individual retirement annuity or in certain states, we are required to return your Contribution. If that is the case, we reserve the right to put your money in the Berkeley Money Market Portfolio for 15 days after we allocate your Contribution (or whatever period is required in your state).

Accumulation Units - Non-Guaranteed Contract Only

The value of a Contract will go up or down depending upon the investment performance of the Investment Option(s) you choose. In order to keep track of the value of your Contract, we use a unit of measure we call an Accumulation Unit. During the Annuity Period, we call it an Annuity Unit.

Every Business Day we determine the value of an Accumulation Unit for each Investment Option. We do this by:

     1. determining the total amount of money invested in the particular Investment Option;

    2. subtracting from that amount the Separate Account Charge; and

    3. dividing this amount by the number of outstanding Accumulation Units.

The value of an Accumulation Unit may go up or down from day to day.

When you make your Contribution to a Non-Guaranteed Contract, London Pacific will credit your Contract with Accumulation Units. The number of Accumulation Units credited is determined by dividing the amount of the Contribution allocated to an Investment Option by the value of the Accumulation Unit for that Investment Option.

London Pacific calculates that value of an Accumulation Unit for each Investment Option after the New York Stock Exchange (NYSE) closes each day and then credits your Contract. There may be days when the NYSE is open for business and we are closed. The day after Thanksgiving is the only such date. On such date, you will not have access to your account and therefore no transactions will be processed for the Separate Account.

When you make your Contribution to a Guaranteed Contract, we will credit your Contract with interest in our Fixed Account up to the Annuity Date.

Transfers - Non-Guaranteed Contract Only:

If you own a Non-Guaranteed Contract, you can make transfers, by Written Request, between Investment Options before the Annuity Calculation Date and after the Annuity Date. During the Annuity Period, after a transfer, your next Annuity Payment will reflect changes in the value of the new Annuity Units.

The minimum amount which you can transfer is $500 from one or more Investment Options or your entire interest in the Investment Option, if less. The minimum amount which must remain in an Investment Option after a transfer is $500 for each Investment Option or $0 if the entire interest in the Investment Option is transferred.

If you make more than 12 transfers each year, a $20 transfer fee will be assessed for each transfer after the first free 12.

Telephone transfers can be made pursuant to Written Request. London Pacific will use reasonable procedures to confirm that instructions given us by telephone are genuine. If we fail to use such procedures, we may be liable for losses due to fraudulent or unauthorized instructions. London Pacific tape records all telephone instructions.

London Pacific reserves the right, at any time and without prior notice to any party, to terminate, suspend or modify the transfer privilege described above.

The Contracts are not designed for professional market timing organizations. Repeated patterns of frequent transfers are disruptive to the operations of the Investment Options. When London Pacific becomes aware of such disruptive transactions, we may modify the transfer provisions of the Contract.

IF YOU OWN A GUARANTEED CONTRACT, YOU MAY NOT MAKE TRANSFERS.

                               INVESTMENT OPTIONS

For Non-Guaranteed Contracts, the following eleven Investment Options are available. Additional Investment Options may be available in the future.

YOU SHOULD READ THE PROSPECTUSES FOR THESE FUNDS CAREFULLY BEFORE INVESTING. COPIES OF THESE PROSPECTUSES ARE ATTACHED TO THIS PROSPECTUS.

Shares of the Funds may be offered in connection with certain variable annuity contracts and variable life insurance policies of various life insurance companies which may or may not be affiliated with London Pacific. Certain portfolios may also be sold directly to qualified plans. The funds do not believe that offering their shares in this manner will be disadvantageous to you.

LPT VARIABLE INSURANCE SERIES TRUST

LPT Variable Insurance Series Trust (Trust) is a mutual fund with multiple portfolios. LPIMC Insurance Marketing Services Adviser, a subsidiary of London Pacific and a registered investment adviser under the Investment Advisers Act of 1940, serves as investment adviser to the Trust. The Adviser has entered into sub-advisory agreements with professional money managers for investment of the assets of each portfolio of the Trust. The Sub-Adviser for each portfolio is listed under each portfolio below.

The following Investment Options are available under the Contracts:

     Harris Associates Value Portfolio

The Sub-Adviser for this Portfolio is Harris Associates L.P.

     MFS Total Return Portfolio

The Sub-Adviser for this Portfolio is Massachusetts Financial Services
Company.

     Berkeley U.S. Quality Bond Portfolio

The Sub-Adviser for this Portfolio is Berkeley Capital Management. Prior to November 3, 1997, the Portfolio had a different Sub-Adviser.

     Berkeley Money Market Portfolio

The Sub-Adviser for this Portfolio is Berkeley Capital Management. Prior to November 3, 1997, the Portfolio had a different Sub-Adviser.

     Robertson Stephens Diversified Growth Portfolio

The Sub-Adviser for this Portfolio is Robertson, Stephens & Company Investment Management, L.P.

     Lexington  Corporate  Leaders  Portfolio(R)(long-term  capital  growth  and
income   through   investment  in  common  stocks  of  large,   well-established
companies)

The Sub-Adviser for this Portfolio is Lexington Management Corporation.

     Strong Growth Portfolio

The Sub-Adviser for this Portfolio is Strong Capital Management, Inc.

MORGAN STANLEY UNIVERSAL FUNDS, INC.

Morgan Stanley Universal Funds, Inc. is a mutual fund with eighteen portfolios, three of which are available under the Contracts. Miller Anderson & Sherrerd, LLP is the investment adviser to the High Yield Portfolio. Morgan Stanley Asset Management Inc. is the investment adviser for the International Magnum and Emerging Markets Equity Portfolios. The following Investment Options are available under the Contracts:

     High Yield Portfolio

     International Magnum Portfolio (long-term capital appreciation by investing primarily in equity securities of non-U.S. issuers)

     Emerging Markets Equity Portfolio

BT INSURANCE FUNDS TRUST

BT Insurance Funds Trust (Fund) is a series fund with six series, one of which is available under the Contracts. Bankers Trust Company is the investment manager of the Fund. The following Portfolio is available under the Contracts:

     BT Equity 500 Index Fund

Under a Guaranteed Contract, the BT Equity 500 Index Fund of BT Insurance Funds Trust is the only available Investment Option.

Dollar Cost Averaging Program - Non-Guaranteed Contract Only

The Dollar Cost Averaging Program is a program, which if elected, permits you to systematically transfer amounts monthly, quarterly, semi-annually or annually from the Berkeley Money Market Portfolio or the Berkeley U.S. Quality Bond Portfolio to one or more of the other Investment Options. To participate in the program, the value of your Contract must be at least $20,000. By allocating amounts on a regular schedule as opposed to allocating the total amount at one particular time, you may be less susceptible to the impact of market fluctuations.

You must participate in Dollar Cost Averaging for at least 12 months. There is no current charge for Dollar Cost Averaging. However, we reserve the right to charge for it in the future. Transfers under this program will take place on the date you request to participate in the program and anniversaries of that date.

Transfers made pursuant to the Dollar Cost Averaging Program are not taken into account in determining the transfer fee.

We reserve the right at any time and without prior notice to any party, to terminate, suspend or modify the Dollar Cost Averaging Program.

Rebalancing Program - Non-Guaranteed Contract Only

You may use an asset allocation model know as the Asset Equalizer to help you establish your initial investment allocations. If you do, you may rebalance your investments monthly to maintain the allocation in the Asset Equalizer model. Rebalancing provides for periodic automatic transfers among the Investment Options.

Transfers made pursuant to the Rebalancing Program are not taken into account in determining the transfer fee.

Voting Rights

London Pacific is the legal owner of the Investment Option shares. However, London Pacific believes that when an Investment Option solicits proxies in conjunction with a vote of shareholders, it is required to obtain from you and other owners instructions as to how to vote those shares. When we receive those instructions, we will vote all of the shares we own in proportion to those instructions. This will also include any shares that London Pacific owns on its own behalf. Should London Pacific determine that it is no longer required to comply with the above, we will vote the shares in our own right.

Substitution

London Pacific may be required to substitute one of the Investment Options you have selected with another portfolio. We would not do this without the prior approval of the Securities and Exchange Commission. We will give you notice of our intention to do this.

Exchange Program

London Pacific currently offers an exchange program (Exchange Program) which is available only to purchasers who exchange a contract issued by another insurance company not affiliated with London Pacific or other financial institution (Exchange Investment) for a Contract offered by this prospectus. The Exchange Program is not available to purchasers who own another immediate variable annuity contract and want to exchange it for the Contracts described in this prospectus. We reserve the right to modify, suspend, or terminate the Exchange Program at any time or from time to time without notice. If the Exchange Program is in effect, it will apply to all exchanges which qualify for the program for a Contract offered by this prospectus. The Exchange Program is available only where permitted by law.

A currently owned variable deferred annuity contract or life insurance policy may be exchanged for a Contract pursuant to Section 1035 of the Internal Revenue Code (Code), or where applicable, may qualify for a "rollover" or transfer to a Contract pursuant to other sections of the Code.

You should carefully evaluate whether the Exchange Program offers benefits which are more favorable than if you continued to hold your Exchange Investment. Factors to consider include, but are not limited to: (a) the amount, if any, of surrender charges or other charges and penalties incurred in surrendering a contract which can be obtained from the insurance company or financial institution which issued the contract or instrument; (b) the time remaining under your Exchange Investment during which surrender charges or other charges and penalties apply; (c) the on-going charges, if any, under the Exchange Investment versus the on-going charges under the Contracts described in this prospectus; (d) the amount and timing of any benefits under the Exchange Program; and (e) the potentially greater cost to you if the charges under a Contract or the surrender charge or charges and penalties on the Exchange Investment exceeds the benefits under the Exchange Program. While we know of no adverse federal income tax consequences, you should consult with your own tax adviser regarding the tax consequences of an exchange.

Under the currently available Exchange Program, London Pacific adds certain amounts to the Contract as exchange credits (Exchange Credits). The Exchange Credits are credited by London Pacific on behalf of Owners of an Exchange Investment from our general account. Subject to a specified limit (Exchange Credit Limit) discussed below, Exchange Credits equal the surrender charge paid, if any, to the other insurance company or the charges and penalties paid to the other financial institution. The Exchange Program is subject to the following rules:

     1. London Pacific does not add Exchange Credits unless we receive in writing, not later than 30 days after the issue of the Contract, evidence satisfactory to us:

          a. of the surrender charge or other charges and penalties, if any, paid by you to surrender the Exchange Investment and the amount of any such charge; and

          b. you acknowledge that you are aware that the commutation fee under the Contract will be assessed in full against a subsequent surrender to the extent applicable.

     2. London Pacific allocates the Exchange Credits to the Contract 25 days after a Contract is issued (and for Non-Guaranteed Contracts, 35 days after a Contract is issued in California if the purchaser is 60 years of age or older). In no event will Exchange Credits be added after the Annuity Date. The Exchange Credits will be allocated prorata among the Investment Options based on the ratio of the values in the Investment Option.

     3. The value of the Exchange Credits as of the date of the allocation to the Investment Option equals the lesser of the Exchange Credit Limit or the surrender charge paid or other charges and penalties to surrender the Exchange Investment. The Exchange Credit Limit currently is 5% of the net amount payable upon surrender of the Exchange Investment. We reserve the right at any time and from time to time to increase or decrease the Exchange Credit Limit. However, the Exchange Credit Limit in effect at any time will apply to all purchases qualifying for the Exchange Program.

     4. London Pacific does not consider additional amounts credited to your Contract under the Exchange Program to be an increase in your investment in the Contract.

                                   PERFORMANCE

London Pacific may advertise performance of the various Investment Options. Performance information of an Investment Option is based on the Separate Account's past performance only and is no indication of future performance. London Pacific will calculate performance by determining the percentage change in an Investment Option by dividing the increase (decrease) for the Option by the value of the Investment Option at the beginning of the period. The performance number will reflect the expenses of the Investment Option and the deduction of the Separate Account Charge, and with respect to the Guaranteed Contract, the Guaranteed Minimum Annuity Payment Charge.

                                    EXPENSES

There are charges and other expenses associated with the Contracts that reduce the return on your investment in the Contracts. These charges and expenses are:

SEPARATE ACCOUNT CHARGE

This charge is equal, on an annual basis, to 1.25% of the daily value of the Contracts invested in an Investment Option, after fund expenses have been deducted. This charge compensates London Pacific for assuming the mortality and expense risks under the Contracts and the costs associated with the administration of the Contracts and the Separate Account.

GUARANTEED MINIMUM ANNUITY PAYMENT CHARGE (GUARANTEED CONTRACT ONLY)

This charge ranges from 1.75% to 2.10% of the daily value of the Guaranteed Contract invested in the Investment Option, after fund expenses have been deducted. The charge will be set quarterly and will lock in at the time you purchase the Contract for the life of the Contract. The amount of the Guaranteed Minimum Annuity Payment charge is set forth in your Contract. The charge varies due to stock market volatility which affects the cost London Pacific incurs for reinsuring the Guaranteed Minimum Annuity Payment. This charge compensates London Pacific for the costs associated with providing the Guaranteed Minimum Annuity Payment.

COMMUTATION FEE (NON-GUARANTEED CONTRACT ONLY)

If you surrender your Contract under Annuity Option 3 or if the Beneficiary elects to receive a lump sum payment under Annuity Options 2 or 3 after the Annuitant dies, the amount received will be reduced by a minus b, where:

     a = the remaining guaranteed Annuity Payments discounted at the AIR; and

     b = the remaining guaranteed Annuity Payments discounted at a rate equal to the sum of the AIR plus 1.00%.

TRANSFER FEE (NON-GUARANTEED CONTRACT ONLY)

You can make 12 free transfers every year. We measure a year from the day we issue your Contract. If you make more than 12 transfers a year, we will deduct a transfer fee of $20 for each transfer thereafter.

The transfer fee will be deducted from the Investment Option from which the transfer is made. If your entire interest in the Investment Option is being transferred, the transfer fee will be deducted from the amount which is transferred. If the transfer is made from more than one Investment Option, the transfer fee will be deducted pro-rata from each Investment Option from which a transfer is made.

Any transfers made pursuant to the Dollar Cost Averaging or Rebalancing Programs will not count in determining the transfer fee.

PREMIUM TAXES

Some states and other governmental entities (e.g., municipalities) charge premium taxes or similar taxes. London Pacific is responsible for the payment of these taxes and will make a deduction from the value of the Contracts for them. Some of these taxes are due when the Contract is issued, other are due when Annuity Payments begin. It is London Pacific's current practice to deduct for any premium taxes from the Contribution when it is made. Premium taxes generally range from 0% to 4%, depending on the state.

INCOME TAXES

London Pacific will deduct from the Contracts for any income taxes which it incurs because of the Contracts. At the present time, we are not making any such deductions.

INVESTMENT OPTION EXPENSES

There are deductions from and expenses paid out of the assets of the various Investment Options, which are described in the attached fund prospectuses.

                                      TAXES

NOTE: LONDON PACIFIC HAS PREPARED THE FOLLOWING INFORMATION ON TAXES AS A GENERAL DISCUSSION OF THE SUBJECT. IT IS NOT INTENDED AS TAX ADVICE TO ANY INDIVIDUAL. YOU SHOULD CONSULT YOUR OWN TAX ADVISER ABOUT YOUR OWN CIRCUMSTANCES. LONDON PACIFIC HAS INCLUDED IN THE STATEMENT OF ADDITIONAL INFORMATION AN ADDITIONAL DISCUSSION REGARDING TAXES.

ANNUITY  CONTRACTS IN GENERAL

Annuity contracts are a means of setting aside money for future needs and for providing a series of periodic payments for life or a fixed number of years. Congress recognized how important saving for retirement was and provided special rules in the Internal Revenue Code (Code) for annuities.

Simply stated these rules provide that you will not be taxed on the earnings on the money held in your annuity contract until you take the money out. This is referred to as tax-deferral. There are different rules as to how you will be taxed depending on how you take the money out and the type of Contract--Qualified or Non-Qualified (see following sections).

You, as the Owner, will not be taxed on increases in the value of your Contract until a distribution occurs--either as a surrender or as Annuity Payments. When you make a surrender you are taxed on the amount of the surrender that is earnings. For Annuity Payments, different rules apply. A portion of each Annuity Payment is treated as a partial return of your Contribution and will not be taxed. The remaining portion of the Annuity Payment will be treated as ordinary income. How the Annuity Payment is divided between taxable and non-taxable portions depends upon the period over which the Annuity Payments are expected to be made. Annuity Payments received after you have received all of your Contribution are fully includible in income.

QUALIFIED AND NON-QUALIFIED CONTRACTS

If you purchase the Contract as an individual and not under any pension plan, specially sponsored program or an individual retirement annuity, your Contract is referred to as a Non-Qualified Contract.

If you purchase the Contract under a pension plan, specially sponsored program, or an individual retirement annuity, your Contract is referred to as a qualified contract. Examples of qualified plans are: Individual Retirement Annuities
(IRAs) and pension and profit-sharing plans, which include 401(k) plans.

SURRENDERS--NON-QUALIFIED CONTRACTS

If you surrender your Contract, the earnings portion of the Contract are includible in income. The Code also provides that any amount received under an annuity contract which is included in income may be subject to a penalty. The amount of the penalty is equal to 10% of the amount that is includible in income. Some distributions will be exempt from the penalty. They include any amounts: (1) paid on or after you reach age 59 1/2; (2) paid after you die; (3) paid if you become totally disabled (as that term is defined in the Code); (4) paid in a series of substantially equal payments made annually (or more frequently) under a lifetime annuity; (5) paid as annuity payments under an immediate annuity; or (6) which come from purchase payments made prior to August 14, 1982.

SURRENDERS--QUALIFIED CONTRACTS

The above information describing the taxation of non-qualified contracts does not apply to Qualified Contracts. There are special rules that govern with respect to Qualified Contracts. We have provided a more complete discussion in the Statement of Additional Information.

DIVERSIFICATION

The Code provides that the underlying investments for a variable annuity must satisfy certain diversification requirements in order to be treated as an annuity contract. London Pacific believes that the Investment Options are being managed so as to comply with the requirements. Neither the Code nor the Internal Revenue Service Regulations issued to date provide guidance as to the circumstances under which you, because of the degree of control you exercise over the underlying investments, and not London Pacific would be considered the owner of the shares of the Investment Options. If this occurs, it will result in the loss of the favorable tax treatment for the Contract. It is unknown to what extent Owners are permitted to select Investment Options, to make transfers among the Investment Options or the number and type of Investment Options Owners may select from. If any guidance is provided which is considered a new position, then the guidance would generally be applied prospectively. However, if such guidance is considered not to be a new position, it may be applied retroactively. This would mean that you, as the Owner of the Contract, could be treated as the owner of the Investment Options.

Due to the uncertainty in this area, London Pacific reserves the right to modify the Contracts in an attempt to maintain favorable tax treatment.

                                   SURRENDERS

YOU CANNOT MAKE ANY SURRENDERS FROM A GUARANTEED CONTRACT AFTER THE FREE-LOOK PERIOD.

If you own a Non-Guaranteed Contract and have chosen Annuity Option 3, you may make a total surrender of your Contract after the Annuity Date by submitting a Written Request to the Annuity Service Center. Partial surrenders are not permitted.

When you make a complete surrender London Pacific will calculate the amount you will receive by using the annuity unit values as of the date it receives your surrender request. We will mail the proceeds to you within three (3) business days unless the suspension of payments or transfers provision is in effect (see below). The proceeds will be reduced by the commutation fee.

INCOME TAXES AND TAX PENALTIES MAY APPLY TO ANY SURRENDER YOU MAKE.

Suspension of Payments or Transfers

London Pacific may be required to suspend or postpone payments for surrenders or transfers for any period when:

     1. the New York Stock Exchange is closed (other than customary weekend and holiday closings);

     2. trading on the New York Stock Exchange is restricted;

     3. an emergency exists as a result of which disposal of shares of the Investment Options is not reasonably practicable or London Pacific cannot reasonably value the shares of the Investment Options; or

     4. during any other period when the Securities and Exchange Commission, by order, so permits for the protection of owners.

                                  DEATH BENEFIT

If you, the Joint Owner, the Annuitant or the Joint Annuitant die before the Annuity Date, London Pacific will pay your Beneficiary a death benefit. The death benefit is calculated as of the day we receive written notification of Due Proof of Death. For a Guaranteed Contract, the death benefit is equal to the Contribution plus interest. For a Non-Guaranteed Contract, the death benefit is equal to the Contract value.

The death benefit will be paid after the death of the Owner, the Joint Owner, if any, the Annuitant or the Joint Annuitant, if any, whichever death occurs first.

The entire death benefit must be paid within 5 years of the date of death unless the Beneficiary elects to have the death benefit payable under an Annuity Option. The death benefit payable under an Annuity Option must be paid over the Beneficiary's lifetime or for a period not extending beyond the Beneficiary's life expectancy. Payment must begin within one year of the date of death. In the event of the death of the Owner who is not an Annuitant, if the Beneficiary is the spouse of the Owner, he or she may elect to continue the Contract in his/her own name.

Payment to the Beneficiary, other than a single lump sum, can only be elected during the 60 day period beginning with the date of receipt of Due Proof of Death.

If you or a Joint Owner die on or after the Annuity Date, any remaining Annuity Payments will continue at least as rapidly as under the method of distribution in effect at the Owner's death. Upon the death of the Owner on or after the Annuity Date, the Beneficiary becomes the Owner.

Under a Guaranteed Contract, upon the death of the Annuitant on or after the Annuity Date, any remaining payments will continue at least as rapidly as under the method of distribution in effect at the Annuitant's death.

Under a Non-Guaranteed Contract, upon the death of the Annuitant on or after the Annuity Date, the Beneficiary will have the option under Annuity Options 2 and 3 of having payments continue to the Beneficiary for the remainder of the period or taking the death benefit in a single lump sum. The lump sum will be equal to the present value of the guaranteed Annuity Payments, discounted at a rate equal to the sum of the AIR plus 1.00% using the Annuity Unit values as of the date we receive written notification of Due Proof of Death. Death benefits will be paid at least as rapidly as under the method of distribution in effect at the Annuitant's death.

If the Contract is owned by a non-individual (e.g., a corporation), then the death of the Annuitant will be treated as the death of the Owner for purposes of the distribution of the death benefit.

                                OTHER INFORMATION

LONDON PACIFIC

London Pacific Life & Annuity Company (London Pacific) was organized in 1927 in North Carolina as a stock life insurance company. London Pacific was acquired from Liberty Life in 1989. London Pacific is authorized to sell life insurance and annuities in 40 states and the District of Columbia. London Pacific's ultimate parent is London Pacific Group Limited, an international fund management firm chartered in Jersey, Channel Islands.

London Pacific's financial statements appear in the SAI and should be considered only as bearing upon London Pacific's ability to meet its obligations under the Contracts.

YEAR 2000

London Pacific's computer systems related to variable annuity products is Year 2000 compliant. Like other variable annuity companies, London Pacific would be adversely affected if the computer systems used by the adviser, the sub-advisers and other service providers to the Investment Options do not properly process and calculate data-related information and data as of and after January 1, 2000. London Pacific believes the adviser, sub-advisers and service providers are taking steps that they believe are reasonably designed to address the Year 2000 issue. At this time, however, there can be no assurance that these steps will be sufficient to avoid any adverse impact.

THE SEPARATE ACCOUNT

London Pacific established a separate account known as LPLA Separate Account One (Separate Account) to hold the assets that underlie the Contracts. The Board of Directors of London Pacific adopted a resolution to establish the Separate Account under North Carolina insurance law on November 21, 1994. We have registered the Separate Account with the SEC as a unit investment trust under the Investment Company Act of 1940.

The assets of the Separate Account are held in London Pacific's name on behalf of the Separate Account and legally belong to London Pacific. However, those assets that underlie the Contracts, are not chargeable with liabilities arising out of any other business London Pacific may conduct. All the income, gains and losses (realized or unrealized) resulting from these assets are credited to or charged against the Contracts and not gains any other contracts we may issue.

DISTRIBUTION

London Pacific Financial and Insurance Services, 1755 Creekside Oaks Drive, Sacramento, California 96833 acts as the principal underwriter of the Contracts. London Pacific Financial and Insurance Services is registered as a broker-dealer with the SEC and is a member of the National Association of Securities Dealers, Inc. London Pacific Financial and Insurance Services is an affiliate of London Pacific. Commissions will paid to broker-dealers who sell the Contracts. Broker-dealers will be paid a commission, up to an amount currently equal to 9% of the Contribution for promotional or distribution expenses.

                          TABLE OF CONTENTS OF THE SAI

London Pacific
Experts
Legal Opinions
Distributor
Calculation of Performance Information
Federal Tax Status
Annuity Provisions
Financial Statements

APPENDIX - ILLUSTRATIONS OF ANNUITY PAYMENTS

GUARANTEED CONTRACTS

The following tables have been prepared to show you how investment performance affects Annuity Payments over time. The Annuity Payments reflect three different assumptions for a constant investment return before all expenses: 0%, 6% and 12%. These are hypothetical rates of return. London Pacific does not guarantee that the Contract will earn these returns for any one year or any sustained period of time. The tables are for illustrative purposes only. They do not represent past or future investment returns.

The Annuity Payments will never be less than the Guaranteed Minimum Annuity Payment amount shown in your Contract regardless of the actual returns of the BT Equity 500 Index Fund. Since it is very likely that investment returns will fluctuate over time, Annuity Payments will also fluctuate. However, the payment will never fall below the Guaranteed Minimum Annuity Payment amount. The total amount of Annuity Payments you will ultimately receive will depend on the cumulative investment returns and how long the Annuitant lives and the Annuity Option you chose.

The illustration that follows is based on a 3% Assumed Investment Return (AIR). Currently, this is the only AIR available for Guaranteed Contracts.

The Annuity Payments shown reflect the deduction of all fees and expenses. Actual Investment Option fees and expenses will vary from year to year and may be higher or lower than the assumed rate. The illustration assumes that the BT Equity 500 Index Fund will incur expense at an annual rate of 0.30% of the average daily net assets of the Fund. This is the annualized average as of June 30, 1998. The Separate Account Charge of 1.25% and the Guaranteed Minimum Annuity Payment Charge of 2.10% are used in the calculations. After taking these expenses and charges into consideration, the illustrated gross investment returns of 0%, 6% and 12% are approximately equal to net rates of 3.00%, 3.00% and 7.92%, respectively.

                     REGENCY VARIABLE IMMEDIATE ILLUSTRATION

ANNUITANT:                      John Doe                CONTRIBUTION:                          $100,000
DATE OF BIRTH:                  7/1/28                  ISSUE DATE:                             10/2/98

ANNUITY  OPTION:                Life Annuity            ANNUITY DATE:                           11/1/98

PREMIUM TAX:                    0%                      ANNUITY PAYMENT FREQUENCY:              Monthly
GUARANTEED MINIMUM ANNUITY                              ASSUMED INVESTMENT RETURN:                   3%
PAYMENT                         $646

The amount of monthly Annuity Payments shown in the table below and the graph that follows assumes a constant annual investment return. The amount of Annuity Payments that you will actually receive will depend on the investment performance of the BT Equity 500 Index Portfolio. Annuity Payments can go up or down. However the payment for a Guaranteed Contract can never be less than the Guaranteed Minimum Annuity Payment amount. The amounts shown are based on a 3% assumed investment return. Annuity payments will remain constant at $646 per month when the annualized net rate of return after expenses is 3%.

                            MONTHLY ANNUITY PAYMENTS

                                 Annual rate of return before expenses:         0%         6%       12%
Annuity Payment Date      Age    Annual rate of return after expenses:       3.00%      3.00%     7.92%
--------------------      ---    -------------------------------------       -----      -----     -----
November 1, 1998           70                                                 $646       $646   $   646
November 1, 1999           71                                                  646        646       677
November 1, 2000           72                                                  646        646       710
November 1, 2001           73                                                  646        646       743
November 1, 2002           74                                                  646        646       779
November 1, 2007           79                                                  646        646       984
November 1, 2012           84                                                  646        646     1,243
November 1, 2017           89                                                  646        646     1,569
November 1, 2022           94                                                  646        646     1,982



THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ARE ILLUSTRATIVE ONLY. THEY SHOULD NOT BE DEEMED TO REPRESENT PAST OR FUTURE INVESTMENT PERFORMANCE. ACTUAL RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS. HOWEVER, IN NO EVENT WILL THE PAYMENT BE LESS THAN THE GUARANTEED MINIMUM ANNUITY PAYMENT AMOUNT.



                                Annuity Payments
                                     3% AIR

Monthly Payment      $2,000__________________________________________________Z__
Amount               $1,500_____________________________________Z_______Z_______
                     $1,000__________________________Z_____Z____________________
                       $500__X_____X_____X_____X_____X_____X____X_______X___X___
                         $0_____________________________________________________
                           1998  1999  2000  2001  2002  2007  2012  2017  2022

X - 3.00%

Y - 3.00%

Z - 7.92%

X and Y appear at the same place on the graph.

Appendix

NON-GUARANTEED CONTRACTS

The following tables have been prepared to show you how investment performance affects Annuity Payments over time. The Annuity Payments reflect three different assumptions for a constant investment return before all expenses: 0%, 6% and 12%. These are hypothetical rates of return. London Pacific does not guarantee that the Contract will earn these returns for any one year or any sustained period of time. The tables are for illustrative purposes only. They do not represent past or future investment returns.

The Annuity Payments may be more or less than the Annuity Payments shown if the actual returns of the Investment Options are different than those illustrated. Since it is very likely that investment returns will fluctuate over time, Annuity Payments will also fluctuate. The total amount of Annuity Payments you will ultimately receive will depend on the cumulative investment returns and how long the Annuitant lives and the Annuity Option you chose.

Another factor which determines the amount of Annuity Payments is the Assumed Investment Return. Payments will increase from one Annuity Payment date to the next if the annualized net rate of return during that time is greater than the Assumed Investment Return. It will decrease if the annualized net rate of return is less than the Assumed Investment Return.

Three illustrations follow. The first is based on a 3% Assumed Investment Return, the second is based on a 5% Assumed Investment Return, and the third is based on a 7% Assumed Investment Return.

The Annuity Payments shown reflect the deduction of all fees and expenses. Actual Investment Option fees and expenses will vary from year to year and from Investment Option to Investment Option and may be higher or lower than the assumed rate. The illustrations assume that each Investment Option will incur expense at an annual rate of 1.26% of the average daily net assets of the Investment Option. This is the annualized average as of June 30, 1998, weighted by each Investment Option's net assets as of June 30, 1998. The Separate Account Charge is calculated at an annual rate of 1.25% of the average daily account values of the Separate Account. After taking these expenses and charges into consideration, the illustrated gross investment returns of 0%, 6% and 12% are approximately equal to net rates of -2.49%, 3.36% and 9.22%, respectively.


                     REGENCY VARIABLE IMMEDIATE ILLUSTRATION

ANNUITANT:             John Doe                CONTRIBUTION:                          $100,000
DATE OF BIRTH:         7/1/28                  ISSUE DATE:                             10/2/98

ANNUITY  OPTION:       Life Annuity            ANNUITY DATE:                           11/1/98

PREMIUM TAX:           0%                      ANNUITY PAYMENT FREQUENCY:              Monthly
                                               ASSUMED INVESTMENT RETURN:                   3%

The amount of monthly Annuity Payments shown in the table below and the graph that follows assumes a constant annual investment return. The amount of Annuity Payments that you will actually receive will depend on the investment performance of the Investment Option(s) you select. Annuity Payments can go up or down and no minimum dollar amount of Annuity Payments is guaranteed. The amounts shown are based on a 3% Assumed Investment Return. Annuity Payments will remain constant at $646 per month when the annualized net rate of return after expenses is 3%.

                           MONTHLY ANNUITY PAYMENTS

                                 Annual rate of return before expenses:         0%         6%       12%
Annuity Payment Date       Age   Annual rate of return after expenses:      -2.49%      3.36%     9.22%
--------------------       ---   -------------------------------------      ------      -----     -----
November 1, 1998            70                                                $643       $647   $   650
November 1, 1999            71                                                 609        649       689
November 1, 2000            72                                                 577        651       730
November 1, 2001            73                                                 546        653       774
November 1, 2002            74                                                 517        656       821
November 1, 2007            79                                                 393        667     1,101
November 1, 2012            84                                                 299        679     1,475
November 1, 2017            89                                                 227        691     1,977
November 1, 2022            94                                                 173        704     2,650



THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ARE ILLUSTRATIVE ONLY. THEY SHOULD NOT BE DEEMED TO REPRESENT PAST OR FUTURE INVESTMENT PERFORMANCE. ACTUAL RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS.



                                Annuity Payments
                                     3% AIR

                     $3,000_____________________________________________________
Monthly Payment      $2,500_____________________________________________________
Amount               $2,000_____________________________________________________
                     $1,500_____________________________________________________
                     $1,000________________________________Z_____Z____Z______Z__
                        500_XYZ___XYZ___XYZ___XYZ__XY_Z____Y_____Y____Y______Y__
                         $0________________________________X_____X____X______X__
                           1998  1999  2000  2001  2002  2007  2012  2017  2022

X - - 2.49%

Y - 3.36%

Z - 9.22%

                                REGENCY VARIABLE IMMEDIATE ILLUSTRATION

Annuitant:                      John Doe                Contribution:                          $100,000
Date of Birth:                  7/1/28                  Issue Date:                             10/2/98
Annuity  Option:                Life Annuity            Annuity Date:                           11/1/98
Premium Tax:                    0%                      Frequency of Annuity Income:            Monthly
                                                        Assumed Investment Return:                   5%

The amount of monthly  Annuity  Payments  shown in the table below and the graph that follows assumes a constant annual investment  return. The amount of Annuity
Payments  that  you  will  actually   receive  will  depend  on  the  investment
performance of the Investment  Option(s) you select.  Annuity Payments can go up or down and no minimum  dollar  amount of Annuity  Payments is  guaranteed.  The amounts shown are based on a 5% Assumed  Investment  Return.  Income will remain constant at $770 per month when the annualized net rate of return after expenses is 5%.

                                        MONTHLY ANNUITY PAYMENTS

                                 Annual rate of return before expenses:         0%         6%       12%
Annuity Payment Date       Age   Annual rate of return after expenses:      -2.49%      3.36%     9.22%
November 1, 1998            70                                                $766       $769   $   773
November 1, 1999            71                                                 711        757       804
November 1, 2000            72                                                 660        746       836
November 1, 2001            73                                                 613        734       870
November 1, 2002            74                                                 570        723       905
November 1, 2007            79                                                 393        668     1,102
November 1, 2012            84                                                 272        618     1,341
November 1, 2017            89                                                 188        571     1,633
November 1, 2022            94                                                 130        528     1,988


THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ARE ILLUSTRATIVE ONLY. THEY SHOULD NOT BE DEEMED TO REPRESENT PAST OR FUTURE INVESTMENT PERFORMANCE. ACTUAL RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS.

                                Annuity Payments
                                     5% AIR


Monthly Payment
Amount               $2,000_____________________________________________________
                     $1,500_____________________________________________________
                     $1,000_______________________________Z____Z_____Z______Z___
                       $500__XYZ__XYZ__XYZ___XYZ____XYZ___Y____Y_____Y______Y___
                         $0_______________________________X____X_____X______X___
                           1998  1999  2000  2001  2002  2007  2012  2017  2022

X - - 2.49%

Y - 3.36%

Z - 9.22%

                                 REGENCY VARIABLE IMMEDIATE ILLUSTRATION

Annuitant:                      John Doe                Contribution:                          $100,000
Date of Birth:                  7/1/28                  Issue Date:                             10/2/98
Annuity  Option:                Life Annuity            Annuity Date:                           11/1/98
Premium Tax:                    0%                      Annuity Payment Frequency:              Monthly
                                                        Assumed Investment Return:                   7%

The amount of monthly  Annuity  payments  shown in the table below and the graph that follows assumes a constant annual investment  return. The amount of Annuity
Payments  that  you  will  actually   receive  will  depend  on  the  investment
performance of the Investment  Option(s) you select.  Annuity Payments can go up or down and no minimum  dollar  amount of Annuity  Payments is  guaranteed.  The amounts shown are based on a 7% Assumed  Investment  Return.  Income will remain constant at $900 per month when the annualized net rate of return after expenses is 7%.

                                        MONTHLY ANNUITY PAYMENTS

                                 Annual rate of return before expenses:         0%         6%       12%
Annuity Payment Date       Age   Annual rate of return after expenses:      -2.49%      3.36%     9.22%
November 1, 1998            70                                                $893       $897   $   901
November 1, 1999            71                                                 814        867       920
November 1, 2000            72                                                 741        837       939
November 1, 2001            73                                                 676        809       959
November 1, 2002            74                                                 616        781       978
November 1, 2007            79                                                 387        657     1,084
November 1, 2012            84                                                 243        553     1,201
November 1, 2017            89                                                 153        465     1,330
November 1, 2022            94                                                  96        391     1,474


THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ARE ILLUSTRATIVE ONLY. THEY SHOULD NOT BE DEEMED TO REPRESENT PAST OR FUTURE INVESTMENT PERFORMANCE. ACTUAL RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS.

                                Annuity Payments
                                     7% AIR


Monthly Payment
Amount
                     $1,500_____________________________________________________
                     $1,000________________________________Z______Z____Z____Z___
                       $500__XYZ__XYZ___XYZ__XYZ___XYZ__________________________
                         $0______________________________XY____XY_____XY___XY___
                           1998  1999  2000  2001  2002  2007  2012  2017  2022

X - - 2.49%

Y - 3.36%

Z - 9.22%



                                     PART B

                       STATEMENT OF ADDITIONAL INFORMATION

                INDIVIDUAL VARIABLE SINGLE CONTRIBUTION IMMEDIATE

                                ANNUITY CONTRACTS

                                    ISSUED BY

                            LPLA SEPARATE ACCOUNT ONE

                                       AND

                      LONDON PACIFIC LIFE & ANNUITY COMPANY

THIS IS NOT A PROSPECTUS. THIS STATEMENT OF ADDITIONAL INFORMATION SHOULD BE READ IN CONJUNCTION WITH THE PROSPECTUS DATED _________, 1998 FOR THE INDIVIDUAL VARIABLE SINGLE CONTRIBUTION IMMEDIATE ANNUITY CONTRACTS WHICH ARE REFERRED TO HEREIN.

THE PROSPECTUS CONCISELY SETS FORTH INFORMATION FOR A PROSPECTIVE INVESTOR. FOR A COPY OF THE PROSPECTUS CALL OR WRITE THE COMPANY AT: P.O. BOX 29564, RALEIGH, NORTH CAROLINA 27626; (800) 852-3152.

THIS STATEMENT OF ADDITIONAL INFORMATION IS DATED __________,  1998.

                               TABLE OF CONTENTS

                                                                        PAGE

London Pacific...........................................................

Experts..................................................................

Legal Opinions...................... ...................................

Distributor........................... ..................................

Calculation of Performance Information...................................

Federal Tax Status.......................................................

Annuity Provisions......................................................

Financial Statements....................................................

                                LONDON PACIFIC

Information regarding London Pacific Life & Annuity Company ("London Pacific" or the "Company") and its ownership is contained in the Prospectus.

London Pacific contributed the initial capital to the Separate Account. As of April 1, 1998, the initial capital contributed by London Pacific represented approximately 6.03% of the total assets of the Separate Account. London Pacific currently intends to retain these funds in the Separate Account.

                                    EXPERTS

The financial statements of the Company as of December 31, 1997 and 1996 and for each of the three years in the period ended December 31, 1997, and the financial statements of the Separate Account as of December 31, 1997 and for the year ended December 31, 1997 and the period from January 31, 1996 (commencement of operations) to December 31, 1996, included in this Statement of Additional Information have been so included in reliance on the reports of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                                LEGAL OPINIONS

Blazzard, Grodd & Hasenauer, P.C., Westport, Connecticut has provided advice on certain matters relating to the federal securities and income tax laws in connection with the Contracts.

                                  DISTRIBUTOR

London Pacific Financial and Insurance Services acts as the distributor. London Pacific Financial and Insurance Services is an affiliate of the Company. The offering is on a continuous basis.

                     CALCULATION OF PERFORMANCE INFORMATION

YIELD CALCULATION FOR THE BERKELEY MONEY MARKET SUB-ACCOUNT

The Berkeley Money Market Sub-Account of the Separate Account will calculate its current yield based upon the seven days ended on the date of calculation. The Company does not currently advertise any yield information for the Berkeley Money Market Sub-Account.

The current yield of the Berkeley Money Market Sub-Account is computed daily by determining the net change (exclusive of capital changes) in the value of a hypothetical pre-existing Owner account having a balance of one Accumulation Unit of the Sub-Account at the beginning of the period, subtracting the Separate Account Charge, and with respect to the Guaranteed Contract, the Guaranteed
Minimum Annuity Payment Charge, dividing the difference by the value of the Owner account at the beginning of the same period to obtain the base period return and multiplying the result by (365/7).

The Berkeley Money Market Sub-Account computes its effective compound yield by determining the net changes (exclusive of capital change)in the value of a hypothetical pre-existing Owner account having a balance of one Accumulation Unit of the Sub-Account at the beginning of the period, subtracting the Separate Account Charge, and with respect to the Guaranteed Contract, the Guaranteed
Minimum Annuity Payment Charge and dividing the difference by the value of the Owner account at the beginning of the base period to obtain the base period return, and then compounding the base period return by adding 1, raising the sum to a power equal to 365 divided by 7, and subtracting 1 from the result, according to the following formula: Effective Yield = ((Base Period Return +1)365/7)-1. The current and the effective yields reflect the reinvestment of net income earned daily on the Berkeley Money Market Sub-Account's assets.

Net investment income for yield quotation purposes will not include either realized capital gains and losses or unrealized appreciation and depreciation, whether reinvested or not.

The yields quoted should not be considered a representation of the yield of the Berkeley Money Market Sub-Account in the future since the yield is not fixed. Actual yields will depend not only on the type, quality and maturities of the investments held by the Berkeley Money Market Sub-Account and changes in the interest rates on such investments, but also on changes in the Berkeley Money Market Sub-Account's expenses during the period.

Yield information may be useful in reviewing the performance of the Berkeley Money Market Sub-Account and for providing a basis for comparison with other investment alternatives. However, the Berkeley Money Market Sub-Account's yield fluctuates, unlike bank deposits or other investments which typically pay a fixed yield for a stated period of time.

PERFORMANCE INFORMATION

From time to time, the Company may advertise performance data as described in the Prospectus. Any such advertisement will include standardized average annual total return figures for the time periods indicated in the advertisement. Such total return figures will reflect the deduction of the Separate Account Charge and, with respect to the Guaranteed Contract, the Guaranteed Minimum Annuity Payment Charge.

The hypothetical value of a Contract purchased for the time periods described in the advertisement will be determined by using the actual Accumulation Unit values for an initial $1,000 Contribution. The average annual total return is then determined by computing the fixed interest rate that a $1,000 Contribution would have to earn annually, compounded annually, to grow to the hypothetical value at the end of the time periods described. The formula used in these calculations is:

                                     n
                             P  (1+T)  =  ERV

Where:

     P    = a hypothetical initial payment of $1,000

     T    = average annual total return

     n    = number of years

     ERV = ending redeemable value at the end of the time periods used (or fractional portion thereof) of a hypothetical $1,000 payment made at the beginning of the time periods used.

The Contracts are new and therefore have no performance history. However, the Separate Account has invested in certain Investment Options for some time and has an investment performance history. In order to show how the historical performance of the funds underlying the Separate Account affect the Contract's values, London Pacific may develop performance information. The information will be based upon the historical experience of the Separate Account and the underlying funds for the periods shown.

In addition to total return data, the Company may include yield information in its advertisements. For each Sub-Account (other than the Berkeley Money Market Sub-Account) for which the Company will advertise yield, it will show a yield quotation based on a 30 day (or one month) period ended on the date of the most recent balance sheet of the Separate Account included in the registration statement, computed by dividing the net investment income per Accumulation Unit earned during the period by the maximum offering price per Unit on the last day of the period, according to the following formula:

                                                 6
                     Yield  =  2  [(  a-b  +  1)    -  1]
                                      ----
                                       cd

Where:

     a = Net investment income earned during the period by the Portfolio attributable to shares owned by the Sub-Account.

     b    = Expenses accrued for the period (net of reimbursements).

     c = The average daily number of Accumulation Units outstanding during the period.

     d = The maximum offering price per Accumulation Unit on the last day of the period.

London Pacific may also advertise performance data which may be computed on a different basis which may not include certain charges. If such charges were deducted, the performance would be lower.

You should note that the investment results of each Sub-Account will fluctuate over time, and any presentation of the Sub-Account's total return or yield for any period should not be considered as a representation of what an investment may earn or what your total return or yield may be in any future period.

                               FEDERAL TAX STATUS

Note: The following description is based upon the Company's understanding of current federal income tax law applicable to annuities in general. The Company cannot predict the probability that any changes in such laws will be made. Purchasers are cautioned to seek competent tax advice regarding the possibility of such changes. The Company does not guarantee the tax status of the Contracts. Purchasers bear the complete risk that the Contracts may not be treated as "annuity contracts" under federal income tax laws. It should be further understood that the following discussion is not exhaustive and that special rules not described in this Prospectus may be applicable in certain situations. Moreover, no attempt has been made to consider any applicable state or other tax laws.

GENERAL

Section 72 of the Internal Revenue Code of 1986, as amended (the "Code") governs taxation of annuities in general. An Owner is not taxed on increases in the value of a Contract until distribution occurs, either in the form of a lump sum payment or as annuity payments under the Annuity Option elected.

For annuity payments, the portion of a payment includible in income equals the excess of the payment over the exclusion amount. The exclusion amount for payments based on a variable annuity option is determined by dividing the investment in the Contract (adjusted for any period certain or refund guarantee) by the number of years over which the annuity is expected to be paid (determined by Treasury Regulations). Payments received after the investment in the Contract has been recovered (i.e. the total of the excludable amounts equal the investment in the Contract) are fully taxable. The taxable portion of an annuity payment is taxed at ordinary income rates. For certain types of Qualified Plans there may be no cost basis in the Contract within the meaning of Section 72 of the Code, resulting in the whole payment being fully taxable. Contract Owners, Annuitants and Beneficiaries under the Contracts should seek competent financial advice about the tax consequences of any distributions.

The Company is taxed as a life insurance company under the Code. For federal income tax purposes, the Separate Account is not a separate entity from the Company, and its operations form a part of the Company.

DIVERSIFICATION

Section 817(h) of the Code imposes certain diversification standards on the underlying assets of variable annuity contracts. The Code provides that a variable annuity contract will not be treated as an annuity contract for any period (and any subsequent period) for which the investments are not adequately diversified in accordance with regulations prescribed by the United States Treasury Department ("Treasury Department"). Disqualification of the Contract as an annuity contract would result in the imposition of federal income tax on the Owner with respect to earnings allocable to the Contract prior to the receipt of payments under the Contract. The Code contains a safe harbor provision which provides that annuity contracts such as the Contracts meet the diversification requirements if, as of the end of each quarter, the underlying assets meet the diversification standards for a regulated investment company and no more than fifty-five percent (55%) of the total assets consist of cash, cash items, U.S. government securities and securities of other regulated investment companies.

On March 2, 1989, the Treasury Department issued regulations (Treas. Reg. 1.817-5) which established diversification requirements for the investment portfolios underlying variable contracts such as the Contracts. The regulations amplify the diversification requirements for variable contracts set forth in the Code and provide an alternative to the safe harbor provision described above. Under the regulations, an investment portfolio will be deemed adequately diversified if: (1) no more than 55% of the value of the total assets of the portfolio is represented by any one investment; (2) no more than 70% of the value of the total assets of the portfolio is represented by any two investments; (3) no more than 80% of the value of the total assets of the portfolio is represented by any three investments; and (4) no more than 90% of the value of the total assets of the portfolio is represented by any four investments.

The Code provides that for purposes of determining whether or not the diversification standards imposed on the underlying assets of variable contracts by Section 817(h) of the Code have been met, "each United States government agency or instrumentality shall be treated as a separate issuer."

The Company intends that all portfolios of the funds underlying the Contracts will be managed in such a manner as to comply with these diversification requirements.

The Treasury Department has indicated that the diversification Regulations do not provide guidance regarding the circumstances in which Owner control of the investments of the Separate Account will cause the Owner to be treated as the owner of the assets of the Separate Account, thereby resulting in the loss of favorable tax treatment for the Contract. At this time it cannot be determined whether additional guidance will be provided and what standards may be contained in such guidance.

The amount of Owner control which may be exercised under the Contract is different in some respects from the situations addressed in published rulings issued by the Internal Revenue Service in which it was held that the policy owner was not the owner of the assets of the separate account. It is unknown whether these differences, such as the Owner's ability to transfer among investment choices or the number and type of investment choices available, would cause the Owner to be considered as the owner of the assets of the Separate Account resulting in the imposition of federal income tax to the Owner with respect to earnings allocable to the Contract prior to receipt of payments under the Contract.

In the event any forthcoming guidance or ruling is considered to set forth a new position, such guidance or ruling will generally be applied only prospectively. However, if such ruling or guidance was not considered to set forth a new position, it may be applied retroactively resulting in the Owner being retroactively determined to be the owner of the assets of the Separate Account.

Due to the uncertainty in this area, the Company reserves the right to modify the Contract in an attempt to maintain favorable tax treatment.

MULTIPLE CONTRACTS

Section 72(e)(11) of the Code provides that multiple non-qualified annuity contracts which are issued within a calendar year period to the same contract owner by one company or its affiliates are treated as one annuity contract for purposes of determining the tax consequences of any distribution. Such treatment may result in adverse tax consequences, including more rapid taxation of the distributed amounts from such combination of contracts. The legislative history of Section 72(e)(11) indicates that it was not intended to apply to immediate annuities. However, the legislative history also states that no inference is intended as to whether the Treasury Department, under its authority to prescribe rules to enforce the tax laws, may treat the combination purchase of a deferred annuity contract with an immediate annuity contract as a single contract for purposes of determining the tax consequences of any distribution.

TAX TREATMENT OF DISTRIBUTIONS--NON-QUALIFIED CONTRACTS

Section 72 of the Code governs treatment of distributions from annuity contracts. It provides that if the Contract Value exceeds the aggregate purchase payments made, any amount withdrawn will be treated as coming first from the earnings and then, only after the income portion is exhausted, as coming from the principal. Withdrawn earnings are includable in gross income. It further provides that a ten percent (10%) penalty will apply to the income portion of any distribution. However, the penalty is not imposed on amounts received: (a) after the taxpayer reaches age 59 1/2; (b) after the death of the Owner; (c) if the taxpayer is totally disabled (for this purpose disability is as defined in Section 72(m)(7) of the Code); (d) in a series of substantially equal periodic payments made not less frequently than annually for the life (or life expectancy) of the taxpayer and his Beneficiary; (e) as an annuity payment under an immediate annuity; or (f) which are allocable to purchase payments made prior to August 14, 1982.

The above information does not apply to Qualified Contracts. However, separate tax withdrawal penalties and restrictions may apply to such Qualified Contracts. (See "Tax Treatment of Distributions - Qualified Contracts.")

QUALIFIED PLANS

The Contracts offered herein are designed to be suitable for use under various types of Qualified Plans. Taxation of participants in each Qualified Plan varies with the type of plan and terms and conditions of each specific plan. Owners, Annuitants and Beneficiaries are cautioned that benefits under a Qualified Plan may be subject to the terms and conditions of the plan regardless of the terms and conditions of the Contracts issued pursuant to the plan. Some retirement plans are subject to distribution and other requirements that are not incorporated into the Company's administrative procedures. Owners, participants and Beneficiaries are responsible for determining that contributions, distributions and other transactions with respect to the Contracts comply with applicable law. Following are general descriptions of the types of Qualified Plans with which the Contracts may be used. Such descriptions are not exhaustive and are for general informational purposes only. The tax rules regarding Qualified Plans are very complex and will have differing applications depending on individual facts and circumstances. Each purchaser should obtain competent tax advice prior to purchasing a Contract issued under a Qualified Plan.

Contracts issued pursuant to Qualified Plans include special provisions restricting Contract provisions that may otherwise be available as described herein. Generally, Contracts issued pursuant to Qualified Plans are not transferable except upon surrender or annuitization. Various penalty and excise taxes may apply to contributions or distributions made in violation of applicable limitations. Furthermore, certain withdrawal penalties and restrictions may apply to surrenders from Qualified Contracts. (See "Tax Treatment of Distributions - Qualified Contracts" below.)

On July 6, 1983, the Supreme Court decided in Arizona Governing Committee v. Norris that optional annuity benefits provided under an employer's deferred compensation plan could not, under Title VII of the Civil Rights Act of 1964, vary between men and women. The Contracts sold by the Company in connection with employer sponsored Qualified Plans will utilize annuity tables which do not differentiate on the basis of sex. Such annuity tables will also be available for use in connection with certain non-qualified deferred compensation plans.

a.   Individual Retirement Annuities

Section 408(b) of the Code permits eligible individuals to contribute to an individual retirement program known as an "Individual Retirement Annuity" ("IRA"). Under applicable limitations, certain amounts may be contributed to an IRA which will be deductible from the individual's gross income. These IRAs are subject to limitations on eligibility, contributions, transferability and distributions. (See "Tax Treatment of Distributions - Qualified Contracts" below.) Under certain conditions, distributions from other IRAs and other Qualified Plans may be rolled over or transferred on a tax-deferred basis into an IRA. Sales of Contracts for use with IRAs are subject to special requirements imposed by the Code, including the requirement that certain informational disclosure be given to persons desiring to establish an IRA. Purchasers of Contracts to be qualified as Individual Retirement Annuities should obtain competent tax advice as to the tax treatment and suitability of such an investment.

Roth IRAs

Beginning in 1998, individuals may purchase a new type of non-deductible IRA, known as a Roth IRA. Purchase payments for a Roth IRA are limited to a maximum of $2,000 per year. Lower maximum limitations apply to individuals with adjusted gross incomes between $95,000 and $110,000 in the case of single taxpayers, between $150,000 and $160,000 in the case of married taxpayers filing joint returns, and between $0 and $10,000 in the case of married taxpayers filing separately. An overall $2,000 annual limitation continues to apply to all of a taxpayer's IRA contributions, including Roth IRA and non-Roth IRAs.

Qualified distributions from Roth IRAs are free from federal income tax. A qualified distribution requires that an individual has held the Roth IRA for at least five years and, in addition, that the distribution is made either after the individual reaches age 59 1/2, on the individual's death or disability, or as a qualified first-time home purchase, subject to a $10,000 lifetime maximum, for the individual, a spouse, child, grandchild, or ancestor. Any distribution which is not a qualified distribution is taxable to the extent of earnings in the distribution. Distributions are treated as made from contributions first and therefore no distributions are taxable until distributions exceed the amount of contributions to the Roth IRA. The 10% penalty tax and the regular IRA exceptions to the 10% penalty tax apply to taxable distributions from a Roth IRA.

Amounts may be rolled over from one Roth IRA to another Roth IRA. Furthermore, an individual may make a rollover contribution from a non-Roth IRA to a Roth IRA, unless the individual has adjusted gross income over $100,000 or the individual is a married taxpayer filing a separate return. The individual must pay tax on any portion of the IRA being rolled over that represents income or a previously deductible IRA contribution. However, for rollovers in 1998, the individual may pay that tax ratably over the four taxable year period beginning with tax year 1998.

Purchasers of Contracts to be qualified as a Roth IRA should obtain competent tax advice as to the tax treatment and suitability of such an investment.

b.   Corporate Pension and Profit-Sharing Plans

Sections 401(a) and 401(k) of the Code permit corporate employers to establish various types of retirement plans for employees. These retirement plans may permit the purchase of the Contracts to provide benefits under the Plan. Contributions to the Plan for the benefit of employees will not be includible in the gross income of the employees until distributed from the Plan. The tax consequences to participants may vary depending upon the particular plan design. However, the Code places limitations and restrictions on all Plans including on such items as: amount of allowable contributions; form, manner and timing of distributions; transferability of benefits; vesting and nonforfeitability of interests; nondiscrimination in eligibility and participation; and the tax treatment of distributions, withdrawals and surrenders. (See "Tax Treatment of Distributions - Qualified Contracts" below.) Purchasers of Contracts for use with Corporate Pension or Profit Sharing Plans should obtain competent tax advice as to the tax treatment and suitability of such an investment.

TAX TREATMENT OF DISTRIBUTIONS - QUALIFIED CONTRACTS

In the case of a surrender under a Qualified Contract, the earnings portion of the amount surrendered will be includible in taxable income. Special tax rules may be available for certain distributions from a Qualified Contract. Section 72(t) of the Code imposes a 10% penalty tax on the taxable portion of any distribution from qualified retirement plans, including Contracts issued and qualified under Code Sections 401 (Pension and Profit-Sharing Plans including 401(k) plans) and 408 and 408A (Individual Retirement Annuities including Roth
IRAs). To the extent amounts are not includible in gross income because they have been rolled over to an IRA or to another eligible Qualified Plan, no tax penalty will be imposed. The tax penalty will not apply to the following distributions: (a) if distribution is made on or after the date on which the Owner or Annuitant (as applicable) reaches age 59 1/2; (b) distributions following the death or disability of the Owner or Annuitant (as applicable) (for this purpose disability is as defined in Section 72(m) (7) of the Code); (c) after separation from service, distributions that are part of substantially equal periodic payments made not less frequently than annually for the life (or life expectancy) of the Owner or Annuitant (as applicable) or the joint lives (or joint life expectancies) of such Owner or Annuitant (as applicable) and his or her designated Beneficiary; (d) distributions to an Owner or Annuitant (as applicable) who has separated from service after he has attained age 55; (e) distributions made to the Owner or Annuitant (as applicable) to the extent such distributions do not exceed the amount allowable as a deduction under Code
Section 213 to the Owner or Annuitant (as applicable) for amounts paid during the taxable year for medical care; (f) distributions made to an alternate payee pursuant to a qualified domestic relations order; (g) distributions from an Individual Retirement Annuity for the purchase of medical insurance (as described in Section 213(d)(1)(D) of the Code) for the Owner or Annuitant (as applicable) and his or her spouse and dependents if the Owner or Annuitant (as applicable) has received unemployment compensation for at least 12 weeks (this exception will no longer apply after the Owner or Annuitant (as applicable) has been re-employed for at least 60 days); (h) distributions from an Individual Retirement Annuity made to the Owner or Annuitant(as applicable) to the extent such distributions do not exceed the qualified higher education expenses (as defined in Section 72(t)(7) of the Code) of the Owner or Annuitant (as applicable) for the taxable year; and (i) distributions from an Individual Retirement Annuity made to the Owner or Annuitant (as applicable) which are qualified first-time home buyer distributions (as defined in Section 72(t)(8) of the Code.) The exceptions stated in (d) and (f) above do not apply in the case of an Individual Retirement Annuity. The exception stated in (c) above applies to an Individual Retirement Annuity without the requirement that there be a separation from service.

Generally, distributions from a qualified plan must begin no later than April 1st of the calendar year following the later of (a) the year in which the employee attains age 70 1/2 or (b) the calendar year in which the employee retires. The date set forth in (b) does not apply to an Individual Retirement Annuity. There are no required distributions from a Roth IRA prior to death of the Owner. Required distributions must be over a period not exceeding the life expectancy of the individual or the joint lives or life expectancies of the individual and his or her designated beneficiary. If the required minimum distributions are not made, a 50% penalty tax is imposed as to the amount not distributed.

TAX TREATMENT OF ASSIGNMENTS

An assignment or pledge of a Contract may be a taxable event. Owners should therefore consult competent tax advisers should they wish to assign their Contracts.

INCOME TAX WITHHOLDING

All distributions or the portion thereof which is includible in the gross income of the Owner are subject to federal income tax withholding. Generally, amounts are withheld from periodic payments at the same rate as wages and at the rate of 10% from non-periodic payments. However, the Owner, in most cases, may elect not to have taxes withheld or to have withholding done at a different rate.

Effective January 1, 1993, certain distributions from retirement plans qualified under Section 401 or Section 403(b) of the Code, which are not directly rolled over to another eligible retirement plan or individual retirement account or individual retirement annuity, are subject to a mandatory 20% withholding for federal income tax. The 20% withholding requirement generally does not apply to:
a) a series of substantially equal payments made at least annually for the life or life expectancy of the participant or joint and last survivor expectancy of the participant and a designated beneficiary or for a specified period of 10 years or more; or b) distributions which are required minimum distributions; or
c) the portion of the distributions not includible in gross income (i.e. returns of after-tax contributions). Participants should consult their own tax counsel or other tax adviser regarding withholding requirements.

                          ANNUITY PROVISIONS

DETERMINATION OF ANNUITY PAYMENTS

The first annuity payment will be calculated on the annuity calculation date. Annuity payments will reflect the investment performance of the Sub-Accounts of the Separate Account during the annuity period. On the annuity calculation date, a fixed number of annuity units will be purchased, determined as follows:

The first annuity payment is equal to the Contribution, with interest with respect to the Guaranteed Contract and the Contract value with respect to the Non-Guaranteed Contract, divided by $1,000 and then multiplied by the payment factor shown in your Contract. In each Sub-Account, the fixed number of annuity units is determined by dividing the amount of the initial annuity payment determined for the Sub-Account by the annuity unit value on the annuity calculation date. Thereafter, the number of annuity units in the Sub-Account remains unchanged (or unless you choose to make a transfer if you own a Non-Guaranteed Contract). All calculations will appropriately reflect the payment frequency you selected.

The dollar amount of annuity payments for each Sub-Account after the first annuity payment is determined as follows:

1. The dollar amount of the first annuity payment is divided by the value of an annuity unit for each applicable Sub-Account as of the annuity calculation date. This sets the number of annuity units for each monthly payment for the applicable Sub-Account. The number of annuity units for each applicable Sub-Account remains fixed after the annuity calculation date.

2. The fixed number of annuity units in each Sub-Account is multiplied by the annuity unit value for that Sub-Account for the last valuation period. This results in the dollar amount of the payment for each applicable Sub-Account.

ANNUITY UNIT VALUES

The value of an annuity unit for each Sub-Account of the Separate Account will vary to reflect the investment experience of the eligible funds. The value of any Annuity Unit for each Sub-Account was arbitrarily set initially. Annuity Unit values for any subsequent valuation period will be determined by multiplying the value of the annuity unit for that Sub-Account on the preceding day by the product of: (a) the net investment factor (see below) for that Sub-Account for the day for which the annuity unit value is being calculated, and (b) the annuity unit factor which neutralizes the assumed investment return
(AIR). Both the annuity unit factor and the AIR are set forth in your Contract.

Net Investment Factor: The net investment factor for each Sub-Account is equal to:

     (a) the value of a share of the corresponding eligible fund at the end of the valuation period (plus the per share amount of any unpaid dividends or capital gains by that eligible fund); divided by

     (b) the value of the share of the corresponding eligible fund at the beginning of the valuation period; and

     (c) subtracting from that amount the daily Separate Account Charge, and with respect to the Guaranteed Contract, the Guaranteed Minimum Annuity Payment Charge.

Valuation period means the period of time beginning at the close of business of the New York Stock Exchange on each business day and ending at the close of business for the next succeeding business day.

(See "Annuity Payments (The Annuity Period)" in the Prospectus.)

                             FINANCIAL STATEMENTS

The financial statements of the Company included herein should be considered only as bearing upon the ability of the Company to meet its obligations under the Contracts.

                            LPLA SEPARATE ACCOUNT ONE
                       STATEMENT OF ASSETS AND LIABILITIES
                                  JUNE 30, 1998
                                   (Unaudited)


                                                                      Berkeley                              Robertson   Lexington
                                 Harris     MFS Total    Berkeley       Money     International Strong      Stephens    Corporate
                                  Value       Return      US Bond      Market       Stock       Growth     Diversified   Leaders
                               Sub-Account  Sub-Account Sub-Account  Sub-Account  Sub-Account Sub-Account  Sub-Account  Sub-Account
                               ------------ ----------- ------------ ------------ ----------- ------------ ------------ -----------
Assets

Investments in the LPT
Variable
    Insurance Series Trust      $6,156,569  $9,906,066   $1,459,517   $1,679,750    $137,165   $5,070,032   $4,526,525  $6,415,812
Investments in the BT
Insurance
    Funds Trust                          0           0            0            0           0            0            0           0
Investments in Morgan Stanley
    Universal Funds, Inc.
                                         0           0            0            0           0            0            0           0
                                ----------  ----------    ---------    ---------    --------   ----------    ---------   ---------

Total Assets                     6,156,569   9,906,066    1,459,517    1,679,750     137,165    5,070,032    4,526,525   6,415,812

Liabilities

Amounts retained by London
Pacific Life & Annuity in
LPLA
Separate Account One               132,698     134,616      128,890            0      27,438      289,070      151,060     137,913
                                   -------     -------      -------      -------     -------      -------      -------     -------

Total Liabilities                  132,698     134,616      128,890            0      27,438      289,070      151,060     137,913
                                   -------     -------      -------      -------     -------      -------      -------     -------


Net Assets Attributable to
Contract Owners                 $6,023,871  $9,771,450   $1,330,627   $1,679,750    $109,727   $4,780,962   $4,375,465  $6,277,899
                                ==========   =========   ==========   ==========    ========    ==========   ==========  ==========
Unit Value                          $16.01      $14.22       $11.34       $10.92      $10.53       $18.17       $12.64      $15.72
                                ==========   =========    =========    =========    ========   ==========    =========   =========

Units Outstanding                  376,211     687,332      117,371      153,796      10,416      263,083      346,267     399,414
                                ==========   =========    =========    =========    ========   ==========    =========   =========

                            LPLA SEPARATE ACCOUNT ONE
                       STATEMENT OF ASSETS AND LIABILITIES
                                  JUNE 30, 1998
                                   (Unaudited)


                                Bankers                    MS
                                 Trust      MS-Int'l    Emerging      MS-High
                               Index 500     Magnum      Markets       Yield
                              Sub-Account  Sub-Account Sub-Account  Sub-Account
                              ------------ ----------- ------------ ------------
Assets

Investments in the LPT
Variable
    Insurance Series Trust       $       0   $       0     $      0      $     0
Investments in the BT
Insurance
    Funds Trust                    118,161           0            0            0
Investments in Morgan Stanley
    Universal Funds, Inc.                0   1,385,348       54,895      106,007
                                 ---------   ---------     --------      -------


Total Assets                       118,161   1,385,348       54,895      106,007
                                 ---------   ---------     --------      -------
Liabilities

Amounts retained by London
Pacific Life & Annuity in
LPLA
Separate Account One               25,278      24,840       19,646       24,874
                                   ------      ------       ------       ------

Total Liabilities                  25,278      24,840       19,646       24,874
                                   ------      ------       ------       ------
Net Assets Attributable to
Contract Owners                   $92,883  $1,360,508      $35,249      $81,133
                                  =======   =========      =======      =======
Unit Value                        $ 10.11  $     9.94      $  7.86      $  9.95
                                  =======   =========      =======      =======
Units Outstanding                   9,186     136,928        4,485        8,155
                                  =======   =========      =======      =======

                            LPLA SEPARATE ACCOUNT ONE
                             STATEMENT OF OPERATIONS
                     FOR THE SIX MONTHS ENDED JUNE 30, 1998
                                   (Unaudited)

                                                                        Berkeley                             Robertson    Lexington
                                   Harris     MFS Total    Berkeley      Money     International  Strong      Stephens    Corporate
                                   Value       Return       US Bond      Market       Stock       Growth     Diversified   Leaders
                                 Sub-Account Sub-Account  Sub-Account  Sub-Account Sub-Account  Sub-Account  Sub-Account Sub-Account
                                 ----------- ------------ ------------ ----------- ------------ ------------ ----------- -----------
Income and Expenses
Income:
     Dividends from the LPT
Variable
     Insurance Series Trust         $     0     $      0       $    0     $38,255      $     0       $    0     $     0      $     0

Expenses:
     Mortality and other             36,151       56,608        9,613      12,539       11,295       28,157     313,313       35,949
expense                             -------     --------       ------     -------       -------      -------    -------       ------

Net investment income               (36,151)     (56,608)      (9,613)     25,716      (11,295)     (28,157)   (313,313)    (35,949)
                                    --------    ---------      -------    -------       -------     --------   ---------    --------
Realized and Unrealized Gain
(Loss) on Investments

Net realized gain (loss) on
sales
of investments                       26,482       36,576        3,585           0        5,405       22,488      29,858       17,657
                                    -------     --------        ------     ------       ------       ------      ------      -------
Net unrealized appreciation
(depreciation) on investments
     Beginning of period           (26,304)      257,270        3,760           0    (203,633)     (22,660)     344,221     (46,190)
     End of period                 196,229       801,059       49,733           0      (2,069)     573,505      421,984     399,855
     Net unrealized                --------      -------       ------      ------     --------     --------     -------     --------
appreciation
     (depreciation) during         222,533       543,789       45,973           0     201,564      596,105       77,763     446,045
period                             --------      -------       ------      ------     --------     --------     -------     --------

Net Realized and Unrealized
Gain (Loss) on Investments         249,015       580,365       49,558           0     206,969      618,593      107,621     463,702
                                   --------      -------       ------      ------     --------     -------      -------     --------
Net Increase (Decrease) in Net
Assets Resulting from             $212,864      $523,757      $39,945     $25,716    $195,674     $590,436     $ 76,308    $427,753
Operations                        ========      ========      =======     =======    ========     ========     ========    ========


                            LPLA SEPARATE ACCOUNT ONE
                             STATEMENT OF OPERATIONS
                     FOR THE SIX MONTHS ENDED JUNE 30, 1998
                                   (Unaudited)


                                    Bankers                    MS
                                     Trust      MS-Int'l    Emerging      MS-High
                                   Index 500     Magnum      Markets       Yield
                                  Sub-Account  Sub-Account Sub-Account  Sub-Account
                                - ------------ ----------- ------------ ------------
Income and Expenses
Income:
     Dividends from the LPT
Variable
     Insurance Series Trust            $    0     $     0       $    0    $    0

Expenses:
     Mortality and other                  195       2,134          109       152
expense                                ------     -------       ------    ------

Net investment income                    (195)     (2,134)        (109)     (152)
                                       -------    --------      ------    -------
Realized and Unrealized Gain
(Loss) on Investments

Net realized gain (loss) on
sales
of investments                            (3)         (2)         (26)       (30)
                                       ------     -------       ------     ------
Net unrealized appreciation
(depreciation) on investments
     Beginning of period                    0           0            0         0
     End of period                      2,546      (8,948)     (10,485)      190
     Net unrealized                     -----     --------     --------     ----
appreciation
     (depreciation) during              2,546      (8,948)     (10,485)      190
period                                  -----     --------     --------     ----

Net Realized and Unrealized
Gain (Loss) on Investments              2,543      (8,950)     (10,511)      160
                                        -----     --------     --------     ----
Net Increase (Decrease) in Net
Assets Resulting from                  $2,348    $(11,083)    $(10,620)    $   8
Operations                              =====     ========     ========     ====

                            LPLA SEPARATE ACCOUNT ONE
                       STATEMENT OF CHANGES IN NET ASSETS
                     FOR THE SIX MONTHS ENDED JUNE 30, 1998
                                   (Unaudited)


                                                                        Berkeley                             Robertson    Lexington
                                   Harris     MFS Total    Berkeley      Money     International  Strong      Stephens    Corporate
                                   Value       Return       US Bond      Market       Stock       Growth     Diversified   Leaders
                                 Sub-Account Sub-Account  Sub-Account  Sub-Account Sub-Account  Sub-Account  Sub-Account Sub-Account
                                 ----------- ------------ ------------ ----------- ------------ ------------ ----------- -----------
Increase (Decrease) in Net
Assets
     from Operations
     Net investment income        $(36,151)    $(56,608)     $(9,613)     $25,716    $(11,295)    $(28,157)   $(31,313)    $(35,949)
     Net realized gain (loss)
on sales
     of investments                  26,482       36,576        3,585           0        5,405       22,488      29,858       17,657
     Net unrealized
appreciation
     (depreciation) during the      222,533      543,789       45,973           0      201,564      596,105      77,763      446,045
year                               ---------    ---------    ---------     ------     ---------    ---------   --------     --------

Net increase(decrease) in net
assets
     resulting from operations      212,864      523,757       39,945      25,716      195,674      590,436      76,308      427,753
                                   ---------    ---------    ---------     ------     ---------     --------   --------     --------
Contract Related Transactions:
     Net premiums                   492,011      776,038      120,159   9,519,006       72,298      373,602     400,004      478,820
     Benefits and contract         (137,402)    (186,592)     (11,361)    (50,486)     (53,667)    (101,758)   (153,566)   (113,043)
charges
     Transfers between
Sub-Accounts
     (including fixed             2,066,445    2,819,699      228,877  (9,187,643) (1,327,218)    1,295,526   1,160,716    2,168,976
account), net                     ---------    ---------      -------   ---------   ---------     ---------   ---------    ---------
Net increase in net assets
resulting
     from contact related         2,421,054    3,409,145      337,675     280,878  (1,308,587)    1,567,370   1,407,153    2,534,754
transactions                      ---------    ---------      -------    --------   ---------     ---------   ---------    ---------

Change in amount retained by
London Pacific Life & Annuity
LPLA Separate Account One, net      (7,698)       (9,616)      (3,890)          0      86,179       (39,070)     (2,062)    (12,913)
                                 ----------     --------      -------     --------   --------     ---------     --------   ---------

Increase in Net Assets            2,626,221     3,923,286     373,730     306,593  (1,026,734)    2,118,736   1,481,399    2,949,594

Net Assets, Beginning of Period   3,397,651     5,848,164     956,897   1,373,157    1,136,461    2,662,226   2,894,066    3,328,305
                                 -----------    ----------    --------  ---------    ----------    ---------   ---------   ---------

Net Assets, End of Period        $6,023,871    $9,771,450  $1,330,627  $1,679,750     $109,727   $4,780,962  $4,375,465   $6,277,899
                                 ==========   ===========   =========  ===========   =========   ==========   =========    =========


                            LPLA SEPARATE ACCOUNT ONE
                       STATEMENT OF CHANGES IN NET ASSETS
                     FOR THE SIX MONTHS ENDED JUNE 30, 1998
                                   (Unaudited)


                                    Bankers                    MS
                                     Trust      MS-Int'l    Emerging     MS-High
                                   Index 500     Magnum      Markets      Yield
                                  Sub-Account  Sub-Account Sub-Account  Sub-Account
                                - ------------ ----------- ------------ -----------
Increase (Decrease) in Net
Assets
     from Operations
     Net investment income             $(195)    $(2,134)       $(109)      $(152)
     Net realized gain (loss)
on sales
     of investments                       (3)         (2)         (26)        (30)
     Net unrealized
appreciation
     (depreciation) during the          2,546     (8,948)     (10,485)        190
year                                    -----      -----       ------        ----

Net increase(decrease) in net
assets
     resulting from operations          2,348    (11,083)     (10,620)           8
                                        -----     ------        -----       ------
Contract Related Transactions:
     Net premiums                           3      22,324            0       4,000
     Benefits and contract                 (7)       (471)          (3)        (17)
charges
     Transfers between
Sub-Accounts
     (including fixed                 115,817   1,374,578       65,517     102,016
account), net                         -------   ---------       ------     -------
Net increase in net assets
resulting
     from contact related             115,813   1,396,432       65,515     105,999
transactions                          -------   ---------       ------     -------

Change in amount retained by
London Pacific Life & Annuity
LPLA Separate Account One, net        (25,278)    (24,840)     (19,646)    (24,874)
                                      -------      ------       ------      ------

Increase in Net Assets                 92,883   1,360,509       35,248      81,133

Net Assets, Beginning of Period             0          (0)           0           0
                                       ------   ----------      ------      ------

Net Assets, End of Period             $92,883  $1,360,508      $35,249     $81,133
                                      =======   =========      =======     =======


                            LPLA SEPARATE ACCOUNT ONE
                       STATEMENT OF CHANGES IN NET ASSETS
                     FOR THE SIX MONTHS ENDED JUNE 30, 1997
                                   (Unaudited)


                                                                                                Berkeley
                                            Harris          MFS Total         Berkeley           Money          International
                                             Value            Return           US Bond           Market            Stock
                                          Sub-Account      Sub-Account       Sub-Account      Sub-Account       Sub-Account
                                        ---------------- ----------------- ---------------- ----------------- -----------------
Increase (Decrease) in Net Assets
     from Operations
     Net investment income                     $(5,902)          $(8,908)         $(6,550)           $11,131          $(3,998)
     Net realized gain (loss) on sales
     of investments                             31,573            19,988              (87)                 0            7,951
     Net unrealized appreciation
     (depreciation) during the year             107,730           133,301           25,138                 0            55,931
                                                -------           -------           ------            ------            ------
Net increase(decrease) in net assets
     resulting from operations                  133,401           144,381           18,501            11,131            59,883
                                                -------           -------          -------            ------            ------
Contract Related Transactions:
     Net premiums                                86,594           182,961          130,402         3,289,647            74,242
     Benefits and contract charges               (2,014)          (15,053)          (8,673)           (2,100)           (2,608)
     Transfers between Sub-Accounts
     (including fixed account), net             370,760           521,363          (13,081)       (2,259,157)           229,223
Net increase in net assets resulting            -------           -------          -------         ---------           --------
     from contact related transactions          455,340           689,271          108,648         1,028,390            300,857
                                                -------           -------          -------         ---------           --------
Change in amount retained by
London Pacific Life & Annuity
LPLA Separate Account One, net                  (22,055)          (15,826)          (3,330)           (3,023)           (10,300)
                                                 ------            ------           ------          ---------           -------
Increase in Net Assets                          566,686           817,826          123,819         1,036,498            350,440

Net Assets, Beginning of Period                 613,239           907,363          798,421           287,674            432,041
                                                -------           -------          -------          --------            -------
Net Assets, End of Period                    $1,179,925        $1,725,189         $922,240        $1,324,172           $782,481
                                             ==========        ==========         ========        ==========           ========


                            LPLA SEPARATE ACCOUNT ONE
                       STATEMENT OF CHANGES IN NET ASSETS
                     FOR THE SIX MONTHS ENDED JUNE 30, 1997
                                   (Unaudited)


                                                      Robertson         Lexington
                                      Strong           Stephens         Corporate
                                      Growth         Diversified         Leaders
                                      Sub-Account      Sub-Account       Sub-Account
                                      ---------------- ----------------- ----------------
Increase (Decrease) in Net Assets
     from Operations
     Net investment income                $(6,462)        $ (4,067)          $(3,927)
     Net realized gain (loss) on sales
     of investments                        26,233         (121,776)           21,483
     Net unrealized appreciation
     (depreciation) during the year       120,944          107,621           101,174
                                          -------          -------           -------
Net increase(decrease) in net assets
     resulting from operations            140,714          (18,222)          118,731
                                          -------          -------           -------
Contract Related Transactions:
     Net premiums                         119,891            66,105           92,076
     Benefits and contract charges        (10,139)           (3.429)          (5,832)
     Transfers between Sub-Accounts
     (including fixed account), net       526,485           216,251          280,690
Net increase in net assets resulting      -------           -------          -------
     from contact related transactions    636,237           278,927          366,934
                                          -------           -------          -------
Change in amount retained by
London Pacific Life & Annuity
LPLA Separate Account One, net            (19,936)            8,722          (26,858)
                                          -------            ------           ------
Increase in Net Assets                    757,015           269,427          458,807

Net Assets, Beginning of Period           562,359           543,523          344,505
                                          -------           -------          -------
Net Assets, End of Period              $1,319,374          $812,950         $803,312
                                        =========           =======          =======



                            LPLA SEPARATE ACCOUNT ONE

                              FINANCIAL STATEMENTS

                                    CONTENTS

Audited Financial Statements

Statement of Assets & Liabilities...........................  1
Statement of Operations.....................................  2
Statement of Changes in Net Assets..........................  3
Notes to Financial Statements................................ 5
Report of Independent Accountants...........................  9



                            LPLA SEPARATE ACCOUNT ONE

                       STATEMENT OF ASSETS AND LIABILITIES

                                DECEMBER 31, 1997

                                          Harris          MFS Total       Berkeley U.S.         Berkeley             Strong
                                       Associates Value      Return        Quality Bond        Money Market     International Stock
                                      Sub-Account (1)    Sub-Account    Sub-Account (2)     Sub-Account (3)        Sub-Account
                                     ------------------ --------------- ------------------ ------------------- --------------------
    ASSETS
    Investments in the LPT
    Variable Insurance Series
    Trust, at value (Note 3)                $3,522,651      $5,973,164         $1,081,897          $1,373,157           $1,250,078
                                            ----------      ----------         ----------          ----------           ----------
     Total Assets                             3,522,651       5,973,164          1,081,897           1,373,157            1,250,078
                                              ---------       ---------          ---------           ---------            ---------
    LIABILITIES
    Amounts retained by London
    Pacific Life & Annuity in
    LPLA Separate Account One
    (Note 7)                                   125,000         125,000            125,000                   0              113,617
          -                                    -------         -------            -------                   -              -------
     TOTAL LIABILITIES                          125,000         125,000            125,000                   0              113,617
                                                -------         -------            -------                   -              -------
    NET ASSETS ATTRIBUTABLE TO
    CONTRACT OWNERS                         $3,397,651      $5,848,164           $956,897          $1,373,157           $1,136,461
                                            ==========      ==========           ========          ==========           ==========
     UNIT VALUE                                  $15.08          $13.20             $10.99              $10.76                $9.28
                                                 ======          ======             ======              ======                =====
     UNITS OUTSTANDING                          225,262         443,010             87,032             127,652              122,491
                                                =======         =======             ======             =======              =======

     (1)  Formerly MAS Value Sub-Account
     (2)  Formerly Salomon U.S. Quality Bond Sub-Account
     (3)  Formerly Salomon Money Market Sub-Account
     (4)  Formerly Berkeley Smaller Companies Sub-Account

                            LPLA SEPARATE ACCOUNT ONE

                       STATEMENT OF ASSETS AND LIABILITIES

                                DECEMBER 31, 1997

                                         Strong        Robertson Stephens       Lexington
                                           Growth       Diversified Growth   Corporate Leaders
                                       Sub-Account      Sub-Account (4)        Sub-Account
                                     ---------------- --------------------- -------------------
    ASSETS
    Investments in the LPT
    Variable Insurance Series
    Trust, at value (Note 3)              $2,912,226            $3,043,064     $3,453,305
                                          ----------            ----------     ----------
     Total Assets                           2,912,226             3,043,064      3,453,305
                                            ---------             ---------      ---------
    LIABILITIES
    Amounts retained by London
    Pacific Life & Annuity in
    LPLA Separate Account One
    (Note 7)                                 250,000               148,998        125,000
          -                                  -------               -------        -------
     TOTAL LIABILITIES                        250,000               148,998        125,000
                                              -------               -------        -------
    NET ASSETS ATTRIBUTABLE TO
    CONTRACT OWNERS                       $2,662,226            $2,894,066     $3,328,305
                                          ==========            ==========     ==========
     UNIT VALUE                                $15.72                $12.21         $14.25
                                               ======                ======         ======
     UNITS OUTSTANDING                        169,389               236,983        233,629
                                              =======               =======        =======

     (1)  Formerly MAS Value Sub-Account
     (2)  Formerly Salomon U.S. Quality Bond Sub-Account
     (3)  Formerly Salomon Money Market Sub-Account
     (4)  Formerly Berkeley Smaller Companies Sub-Account

                            LPLA SEPARATE ACCOUNT ONE
                             STATEMENT OF OPERATIONS
                      FOR THE YEAR ENDED DECEMBER 31, 1997

                                                Harris          MFS Total      Berkeley U.S.        Berkeley            Strong
                                           Associates Value      Return        Quality Bond        Money Market      International
                                                                                                                        Stock
                                           Sub-Account (1)     Sub-Account   Sub-Account (2)     Sub-Account (3)      Sub-Account
                                          ------------------- -------------- ------------------ ------------------ -----------------
    INCOME AND EXPENSES
    Income:
      Dividends from the LPT Variable
      Insurance Series Trust                        $335,030       $179,583            $83,991            $57,276            $59,328
    Expenses:
      Mortality and other expense
      Note (4)                                        22,178         39,996             13,771             15,883             10,947
                                                      ------         ------             ------             ------             ------
     Net investment income                            312,852        139,587             70,220             41,393            48,381
                                                      -------        -------             ------             ------            ------
    REALIZED AND UNREALIZED GAIN
    (LOSS) ON INVESTMENTS
    Net realized gain (loss) on sales
    of investments                                    61,876         52,774              7,612                  0              8,762
                                                      ------         ------              -----                  -              -----
    Net unrealized depreciation
     (depreciation) on investments
      Beginning of period                             40,172         19,948                646                  0              2,107
       End of period                                 (26,304)        257,270              3,760                  0         (203,633)
                                                     -------         -------              -----                  -          --------
      Net unrealized appreciation
      (depreciation) during period                  (66,476)        237,322              3,114                  0          (205,740)
                                                    -------         -------              -----                  -          --------
    NET REALIZED AND UNREALIZED
      GAIN (LOSS) ON INVESTMENTS                     (4,600)        290,096             10,726                  0          (196,978)
                                                     ------         -------             ------                  -          --------
    NET INCREASE (DECREASE) IN NET
    ASSETS RESULTING FROM OPERATIONS                $308,252       $429,683            $80,946            $41,393         ($148,597)
                                                    ========       ========            =======            =======         =========

     (1)  Formerly MAS Value Sub-Account
     (2)  Formerly Salomon U.S. Quality Bond Sub-Account
     (3)  Formerly Salomon Money Market Sub-Account
     (4)  Formerly Berkeley Smaller Companies Sub-Account

                            LPLA SEPARATE ACCOUNT ONE
                             STATEMENT OF OPERATIONS
                      FOR THE YEAR ENDED DECEMBER 31, 1997

                                                Strong       Robertson Stephens       Lexington
                                                 Growth      Diversified Growth   Corporate Leaders

                                              Sub-Account      Sub-Account (4)       Sub-Account
                                          - ---------------- -------------------- ------------------
    INCOME AND EXPENSES
    Income:
      Dividends from the LPT Variable
      Insurance Series Trust                       $271,023                  $15      $215,915
    Expenses:
      Mortality and other expense
      Note (4)                                       20,965               19,764        17,667
                                                     ------               ------        ------
     Net investment income                          250,058             (19,749)       198,248
                                                    -------             -------        -------
    REALIZED AND UNREALIZED GAIN
    (LOSS) ON INVESTMENTS
    Net realized gain (loss) on sales
    of investments                                   89,791            (130,610)        69,824
                                                     ------            --------         ------
     (depreciation) on investments
      Beginning of period                           (5,660)            (142,697)        24,589
       End of period                               (22,600)              344,221      (46,190)
                                                    -------               -------      -------
      Net unrealized appreciation
      (depreciation) during period                 (16,940)              486,918      (70,779)
                                                   -------               -------      -------
    NET REALIZED AND UNREALIZED
      GAIN (LOSS) ON INVESTMENTS                     72,851              356,308         (955)
                                                     ------              -------         ----
    NET INCREASE (DECREASE) IN NET
    ASSETS RESULTING FROM OPERATIONS               $322,909             $336,559      $197,293
                                                   ========             ========      ========

     (1)  Formerly MAS Value Sub-Account
     (2)  Formerly Salomon U.S. Quality Bond Sub-Account
     (3)  Formerly Salomon Money Market Sub-Account
     (4)  Formerly Berkeley Smaller Companies Sub-Account

                            LPLA SEPARATE ACCOUNT ONE
                       STATEMENT OF CHANGES IN NET ASSETS
                      FOR THE YEAR ENDED DECEMBER 31, 1997

                                                Harris          MFS Total      Berkeley U.S.      Berkeley            Strong
                                           Associates Value       Return       Quality Bond      Money Market     International
                                                                                                                      Stock
    INCREASE (DECREASE) IN NET ASSETS      Sub-Account (1)     Sub-Account    Sub-Account (2)  Sub-Account (3)     Sub-Account
                                          ------------------- --------------- ---------------- ---------------- -------------------
      FROM OPERATIONS
      Net investment income                         $312,852        $139,587          $70,220          $41,393             $48,381
      Net realized gain (loss) on sales
      of investments                                  61,876          52,774            7,612                0               8,762
       Net unrealized appreciation
      (depreciation) during the year                (66,476)         237,322            3,114                0           (205,740)
                                                    -------          -------            -----                -           --------
     Net increase (decrease) in net
    assets
      resulting from operations                      308,252         429,683           80,946           41,393           (148,597)
                                                     -------         -------           ------           ------           --------
     CONTRACT RELATED TRANSACTIONS:
      Net premiums                                   448,289         679,593          187,734       14,102,512             239,002
      Benefits and contract charges                 (32,555)       (135,077)         (37,173)         (14,603)            (67,415)
      Transfers between Sub-Accounts
      (including fixed account), net               2,093,609       3,991,383         (65,908)     (13,038,636)             661,907
                                                   ---------       ---------         -------      -----------              -------
    Net increase in net assets
    resulting
      from contract related transactions           2,509,343       4,535,899           84,653        1,049,273             833,494
    Change in amount retained by
    London Pacific Life & Annuity
    LPLA Separate Account One, net
      (Note 7)                                       (33,183)        (24,781)          (7,123)          (5,183)              19,523
            -                                        -------         -------           ------           ------               ------
     INCREASE IN NET ASSETS                         2,784,412       4,940,801          158,476        1,085,483             704,420
    NET ASSETS, BEGINNING OF PERIOD                  613,239         907,363          798,421          287,674             432,041
                                                     -------         -------          -------          -------             -------
     NET ASSETS, END OF PERIOD                     $3,397,651      $5,848,164         $956,897       $1,373,157          $1,136,461
                                                   ==========      ==========         ========       ==========          ==========

     (1)  Formerly MAS Value Sub-Account
     (2)  Formerly Salomon U.S. Quality Bond Sub-Account
     (3)  Formerly Salomon Money Market Sub-Account
     (4)  Formerly Berkeley Smaller Companies Sub-Account

                            LPLA SEPARATE ACCOUNT ONE
                       STATEMENT OF CHANGES IN NET ASSETS
                      FOR THE YEAR ENDED DECEMBER 31, 1997

                                               Strong      Robertson Stephens       Lexington
                                               Growth      Diversified Growth   Corporate Leaders

    INCREASE (DECREASE) IN NET ASSETS       Sub-Account      Sub-Account (4)       Sub-Account
                                          ---------------- -------------------- -------------------
      FROM OPERATIONS
      Net investment income                      $250,058            ($19,749)            $198,248
      Net realized gain (loss) on sales
      of investments                               89,791            (130,610)              69,824
       Net unrealized appreciation
      (depreciation) during the year             (16,940)              486,918            (70,779)
                                                 -------               -------            -------
     Net increase (decrease) in net
    assets
      resulting from operations                   322,909              336,559             197,293
                                                  -------              -------             -------
     CONTRACT RELATED TRANSACTIONS:
      Net premiums                                474,217              381,037             460,740
      Benefits and contract charges              (61,170)             (95,133)            (95,125)
      Transfers between Sub-Accounts
      (including fixed account), net            1,398,404            1,745,826           2,450,950
                                                ---------            ---------           ---------
    Net increase in net assets
    resulting
      from contract related transactions        1,811,451            2,031,730           2,816,565
    Change in amount retained by
    London Pacific Life & Annuity
    LPLA Separate Account One, net
      (Note 7)                                    (34,493)             (17,746)            (30,058)
            -                                     -------              -------             -------
     INCREASE IN NET ASSETS                      2,099,867            2,350,543           2,983,800
    NET ASSETS, BEGINNING OF PERIOD               562,359              543,523             344,505
                                                  -------              -------             -------
     NET ASSETS, END OF PERIOD                  $2,662,226           $2,894,066          $3,328,305
                                                ==========           ==========          ==========

     (1)  Formerly MAS Value Sub-Account
     (2)  Formerly Salomon U.S. Quality Bond Sub-Account
     (3)  Formerly Salomon Money Market Sub-Account
     (4)  Formerly Berkeley Smaller Companies Sub-Account

                            LPLA SEPARATE ACCOUNT ONE
                       STATEMENT OF CHANGES IN NET ASSETS
 FOR THE PERIOD JANUARY 31, 1996 (COMMENCEMENT OF OPERATIONS) TO DECEMBER 31, 1996

                                               Harris           MFS Total      Berkeley U.S.       Berkeley           Strong
                                           Associates Value       Return       Quality Bond      Money Market      International
                                                                                                                       Stock
    INCREASE (DECREASE) IN NET             Sub-Account (1)     Sub-Account       Sub-Account     Sub-Account(3)     Sub-Account
                                         -------------------- --------------- ---------------- ----------------- ------------------
      ASSETS FROM OPERATIONS
      Net investment income                       $   17,561      $   12,863       $   31,872        $   13,221         $      933
      Net realized gain  on sales
      of investments                                      29               2              102                 0                 75
       Net unrealized appreciation
      (depreciation) during the period                40,172          19,948              646                 0              2,107
                                                      ------          ------              ---                 -              -----
     Net increase (decrease) in net
      assets resulting from operations                57,762          32,813           32,620            13,221              3,115
                                                      ------          ------           ------            ------              -----

    CONTRACT RELATED TRANSACTIONS:
      Net premiums                                   286,034         414,918           95,545         2,841,064            155,627
      Benefits and contract charges                    (357)         (3,655)          (3,368)                 0            (1,948)
      Transfers between Sub-Accounts
      (including fixed account), net                 297,996         477,506          676,623       (2,561,350)            283,386
                                                     -------         -------          -------       ----------             -------

    Net increase in net assets
    resulting
      from contract related transactions             583,673         888,769          768,800           279,714            437,065
                                                     -------         -------          -------           -------            -------

    INITIAL CONTRIBUTION BY LONDON PACIFIC
      LIFE & ANNUITY COMPANY                          125,000        125,000          125,000           125,000            125,000
    Change in amount retained by London
    Pacific Life & Annuity LPLA
    Separate Account One (Note 7)                  (153,196)       (139,219)        (127,999)         (130,261)          (133,139)
                               -                   --------        --------         --------          --------           --------
    INCREASE IN NET ASSETS                           613,239         907,363          798,421           287,674            432,041
    NET ASSETS, BEGINNING OF PERIOD                        0               0                0                 0                  0
                                                           -               -                -                 -                  -
    NET ASSETS, END OF PERIOD                       $613,239        $907,363         $798,421          $287,674           $432,041
                                                    ========        ========         ========          ========           ========

    (1)  Formerly MAS Value Sub-Account
    (2)  Formerly Salomon U.S. Quality Bond Sub-Account
    (3)  Formerly Salomon Money Market Sub-Account
    (4)  Formerly Berkeley Smaller Companies Sub-Account

                            LPLA SEPARATE ACCOUNT ONE
                       STATEMENT OF CHANGES IN NET ASSETS
 FOR THE PERIOD JANUARY 31, 1996 (COMMENCEMENT OF OPERATIONS) TO DECEMBER 31, 1996

                                             Strong      Robertson Stephens       Lexington
                                             Growth      Diversified Growth   Corporate Leaders

    INCREASE (DECREASE) IN NET            Sub-Account      Sub-Account (4)       Sub-Account
                                         --------------- -------------------- -------------------
      ASSETS FROM OPERATIONS
      Net investment income                   $  36,980             $111,424           $   3,592
      Net realized gain  on sales
      of investments                                551                   85                   4
       Net unrealized appreciation
      (depreciation) during the period          (5,660)            (142,697)              24,589
                                                ------             --------               ------
     Net increase (decrease) in net
      assets resulting from operations           31,871             (31,188)              28,185
                                                 ------             -------               ------

    CONTRACT RELATED TRANSACTIONS:
      Net premiums                              227,819              246,768             187,429
      Benefits and contract charges             (2,879)              (1,896)                (53)
      Transfers between Sub-Accounts
      (including fixed account), net            341,131              336,092             148,616
                                                -------              -------             -------

    Net increase in net assets
    resulting
      from contract related transactions        566,071              580,964             335,992
                                                -------              -------             -------

    INITIAL CONTRIBUTION BY LONDON PACIFIC
      LIFE & ANNUITY COMPANY                    125,000              125,000             125,000
    Change in amount retained by London
    Pacific Life & Annuity LPLA
    Separate Account One (Note 7)             (160,583)            (131,253)           (144,672)
                               -              --------             --------            --------
    INCREASE IN NET ASSETS                      562,359              543,523             344,505
    NET ASSETS, BEGINNING OF PERIOD                   0                    0                   0
                                                      -                    -                   -
    NET ASSETS, END OF PERIOD                  $562,359             $543,523            $344,505
                                               ========             ========            ========

    (1)  Formerly MAS Value Sub-Account
    (2)  Formerly Salomon U.S. Quality Bond Sub-Account
    (3)  Formerly Salomon Money Market Sub-Account
    (4)  Formerly Berkeley Smaller Companies Sub-Account


                            LPLA SEPARATE ACCOUNT ONE
                          NOTES TO FINANCIAL STATEMENTS

NOTE 1 - ORGANIZATION

LPLA Separate Account One ("Separate Account") is a separate investment account of London Pacific Life & Annuity Company ("Company"). The Separate Account was established on November 23, 1994 under the insurance laws of the State of North Carolina for the purpose of issuing flexible payment variable annuity contracts. Under North Carolina's insurance laws, the assets of the Separate Account are clearly identified and distinguished from the other assets and liabilities of the Company. The Separate Account cannot be charged with liabilities arising out of any other business of the Company.

The Separate Account is a unit investment trust registered with the Securities and Exchange Commission under the Investment Company Act of 1940. Contract owners may allocate their account values to one or more of the Separate Account's investment Sub-Accounts. Funds of the investment Sub-Accounts of the Separate Account are invested exclusively in a corresponding investment portfolio of the LPT Variable Insurance Series Trust ("Trust") managed by LPIMC Insurance Marketing Services ("LPIMC"), a registered investment advisor and a wholly-owned subsidiary of the Company.

Prior to May 1, 1997, the Harris Associates Sub-Account was known as the MAS Value Sub-Account and the Robertson Stephens Diversified Growth Sub-Account was known as the Berkeley Smaller Companies Sub-Account. Prior to November 3, 1997, the Berkeley Money Market Sub-Account was known as the Salomon Money Market Sub-Account and the Berkeley U.S. Quality Bond Sub-Account was known as the Salomon U.S. Quality Bond Sub-Account.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of significant accounting policies which are in conformity with generally accepted accounting principles consistently followed by the Separate Account in the preparation of its financial statements. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

INVESTMENTS - Security transactions are recorded on the trade date. Investments held by the Sub-Accounts are stated at the net asset value per share of the respective investment portfolio of the Trust. Realized gains and losses on sales of shares of the Trust are determined based on the first-in, first-out method. Dividends and capital gain distributions are recorded on the ex-dividend date and are reinvested in additional shares of the respective investment portfolio of the Trust.

FEDERAL INCOME TAXES - Operations of the Separate Account are included in the income tax return of the Company, which is taxed as a life insurance company under the Internal Revenue

                            LPLA SEPARATE ACCOUNT ONE

                          NOTES TO FINANCIAL STATEMENTS

NOTE 1 - ORGANIZATION (CONTINUED)

Code. The Separate Account will not be taxed as a registered investment company under Sub-Chapter M of the Internal Revenue Code. Under existing federal income tax law, no taxes are payable on the investment income or on the capital gains of the Separate Account.

NOTE 3 - INVESTMENTS

The number of shares owned, aggregate cost, and net asset value per share of each Sub-Account's investment in the Trust at December 31, 1997 were as follows:

-------------------------------------------------------------------------------------------------------------------
                                                                       Portfolio Information

Investment                                               Number of            Aggregate             Net Asset
Sub-Account                                               Shares                 Cost            Value Per Share
--------------------------------------------------- -------------------- --------------------- ---------------------
Harris Associates Value                                       261,935            $3,548,955             $13.45
MFS Total Return                                              466,464             5,715,894              12.81
Berkeley U.S. Quality Bond                                    109,188             1,078,137               9.91
Berkeley Money Market                                       1,373,157             1,373,157               1.00
Strong International Stock                                    140,432             1,453,711               8.90
Strong Growth                                                 216,183             2,934,826              13.47
Robertson Stephens Diversified Growth                         297,806             2,698,843              10.22
Lexington Corporate Leaders                                   257,809             3,499,495              13.40

NOTE 4 - RELATED PARTY TRANSACTIONS

The Company assesses a charge of 1.25% per annum based on the average daily net assets of each Sub-Account at each valuation date for mortality and expense risks. The Company also charges each Sub-Account .15% and .10% per annum based on the average daily net assets of each Sub-Account for administrative and distribution expenses, respectively. These charges are deducted from the daily unit value of each Sub-Account but are paid to the Company on a monthly basis. A contract maintenance charge of $36 is currently deducted on the policy anniversary date and upon full surrender of the policy when the accumulated value is $50,000 or less.

London Pacific Financial and Insurance Services ("LPFIS"), a registered broker/dealer and wholly-owned subsidiary of the Company, is principal underwriter and general distributor of the Separate Account. LPFIS does not receive any compensation for sales of the variable annuity contracts.

                            LPLA SEPARATE ACCOUNT ONE

                          NOTES TO FINANCIAL STATEMENTS

NOTE 5 - CHANGES IN UNITS OUTSTANDING

Changes in units outstanding for the year ended December 31, 1997 were as follows:

                                                     Units          Units          Units          Net
Investment Sub-Account                             Purchased     Transferred     Redeemed      Increase
------------------------------------------------ -------------- -------------- -------------- ------------
Harris Associates Value                                 31,390        145,533        (2,244)      174,679
MFS Total Return                                        54,569        316,738       (10,576)      360,731
Berkeley U.S. Quality Bond                              18,135        (6,287)        (3,516)        8,332
Berkeley Money Market                                1,326,219    (1,224,959)        (1,371)       99,889
Strong International Stock                              22,776         65,340        (6,465)       81,651
Strong Growth                                           31,965         96,900        (4.031)      124,834
Robertson Stephens Diversified Growth                   35,235        156,951        (7,719)      184,467
Lexington Corporate Leaders                             33,246        177,264        (6,814)      203,696

NOTE 6 - DIVERSIFICATION REQUIREMENTS

Under the provisions of Section 817(h) of the Internal Revenue Code a variable annuity contract, other than a contract issued in connection with certain types of employee benefit plans, will not be treated as an annuity contract for federal income tax purposes for any period for which the investments of the segregated asset account on which the contract is based are not adequately diversified. The Code provides that the "adequately diversified" requirement may be met if the underlying investments satisfy either a statutory safe harbor test or diversification requirements set forth in regulations issued by the Secretary of Treasury.

The Internal Revenue Service has issued regulations under Section 817(h) of the Code. The Company believes that it satisfies the current requirements of the regulations, and it intends that the Separate Account will continue to meet such requirements.

NOTE 7 - AMOUNT RETAINED BY THE COMPANY

The amount retained by the Company is attributable to the Company's contributions to the Separate Account, the underlying investment results and amounts withdrawn by the Company. The change in this amount arises from that portion, determined ratably, of the Separate Account's investment results applicable to the net assets owned by the Company. The funds contributed by the Company, as well as any investment appreciation or depreciation, are not subject to charges for mortality and expense risks, administration expenses and distribution expenses.

Amounts retained by the Company in the Separate Account may be transferred by the Company to its General Account at any time.

                            LPLA SEPARATE ACCOUNT ONE

                          NOTES TO FINANCIAL STATEMENTS

NOTE 8 - PURCHASES AND SALES OF SECURITIES

Cost of purchases and proceeds from sales of the Trust shares by the Separate Account during the year ended December 31, 1997 were as follows:

        Investment Sub-Account                                  Purchases                 Sales
        ----------------------                                  ---------                 -----
        Harris Associates Value                                 $   3,043,226     $        282,433
        MFS Total Return                                            4,968,263              331,810
        Berkeley U.S. Quality Bond                                    460,506              315,786
        Berkeley Money Market                                      11,118,944           10,163,738
        Strong International Stock                                  1,079,388              197,527
        Strong Growth                                               2,696,933              580,516
        Robertson Stephens Diversified Growth                       2,472,968              461,006
        Lexington Corporate Leaders                                 3,294,773              329,704





                        REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors of London Pacific Life & Annuity
Company and Contract Owners of LPLA Separate Account One

In our opinion, the accompanying statement of assets and liabilities and the related statements of operations and of changes in net assets present fairly, in all material respects, the financial position of each of the Sub-Accounts (Harris Associates Value, MFS Total Return, Berkeley U.S. Quality Bond, Berkeley Money Market, Strong International Stock, Strong Growth, Robertson Stephens Diversified Growth and Lexington Corporate Leaders) constituting LPLA Separate Account One at December 31, 1997, the results of each of their operations for the year then ended and the changes in each of their net assets for the periods indicated, in conformity with generally accepted accounting principles. These financial statements are the responsibility of London Pacific Life & Annuity Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits, which included confirmation of investments at December 31, 1997 by correspondence with the Trust, provide a reasonable basis for the opinion expressed above.

PRICE WATERHOUSE LLP
Boston, Massachusetts

April 6, 1998



LONDON PACIFIC LIFE
& ANNUITY COMPANY
(A wholly-owned subsidiary
of London Pacific Group Limited)

STATUTORY BASIS FINANCIAL STATEMENTS
DECEMBER 31, 1997, 1996 AND 1995


                      London Pacific Life & Annuity Company

           (A wholly-owned subsidiary of London Pacific Group Limited)

                      Statutory Basis Financial Statements

                  Years ended December 31, 1997, 1996 and 1995

                                    CONTENTS




Report of Independent Accountants...............................................  1

AUDITED FINANCIAL STATEMENTS

Statutory Statements of Admitted Assets, Liabilities, Capital and Surplus.......  3

Statutory Statements of                                                           4
Operations......................................................................

Statutory Statements of Changes in Capital and Surplus..........................  5

Statutory Statements of Cash Flows..............................................  6-7

Notes to Statutory Financial Statements.........................................  8-20





                        REPORT OF INDEPENDENT ACCOUNTANTS

January 30, 1998, except as to Note 17,
which is as of March 12, 1998

To the Board of Directors and Shareholder of London Pacific Life & Annuity Company

We have audited the accompanying statutory statements of admitted assets, liabilities, capital and surplus of London Pacific Life & Annuity Company (a wholly-owned subsidiary of London Pacific Group Limited) as of December 31, 1997 and 1996, and the related statutory statements of operations, of changes in capital and surplus, and of cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Note 1, these financial statements were prepared in conformity with accounting practices prescribed or permitted by the North Carolina
Department of Insurance, which practices differ from generally accepted accounting principles. Accordingly, the financial statements are not intended to represent a presentation in accordance with generally accepted accounting principles. The effects on the financial statements of the variances between the statutory basis of accounting and generally accepted accounting principles, although not reasonably determinable, are presumed to be material.


To the Board of Directors and Shareholder of London Pacific Life & Annuity Company

Page 2

January 30, 1998, except as to Note 17,
which is as of March 12, 1998

In our opinion, the financial statements referred to above (1) do not present fairly, in conformity with generally accepted accounting principles, the financial position of London Pacific Life & Annuity Company at December 31, 1997 and 1996, or the results of its operations or its cash flows for each of the three years in the period ended December 31, 1997 because of the effects of the variances between the statutory basis of accounting and generally accepted accounting principles referred to in the third paragraph of this report and (2) do present fairly, in all material respects, its financial position and the results of its operations and its cash flows on the basis of accounting described in Note 1.

Price Waterhouse LLP
Boston, Massachusetts



LONDON PACIFIC LIFE & ANNUITY COMPANY
(A wholly-owned subsidiary of London Pacific Group Limited)
STATUTORY STATEMENTS OF ADMITTED ASSETS, LIABILITIES, CAPITAL AND SURPLUS
---------------------------------------------------------------------------

                                                                                             DECEMBER 31,
                                                                                             ------------
                                                                                   1997                       1996
                                                                                   ----                       ----
ASSETS
Investments:
    Bonds                                                                    $    1,157,095,942          $   1,142,464,351
    Preferred stock                                                                  51,262,033                  1,687,616
    Common stock                                                                      8,477,904                 20,479,485
    Short-term investments                                                           11,694,690                 88,249,049
    Policy loans                                                                      8,487,559                  6,294,811
     Receivable for securities                                                       21,836,311                 53,223,692
                                                                                     ----------                 ----------
         Total investments                                                        1,258,854,439              1,312,399,004
                                                                                  -------------              -------------
Cash                                                                                  3,347,694                 26,008,933
                                                                                      ---------                 ----------
         Total cash and invested assets                                           1,262,202,133              1,338,407,937

Investment income due and accrued                                                    16,790,319                 12,363,810
Electronic data processing equipment, net                                               185,870                    358,143
Receivable from affiliates                                                               11,503                    138,877
Other assets                                                                            696,682                  1,037,418
Separate account assets                                                              22,609,542                  5,609,610
                                                                                     ----------                  ---------
         Total assets                                                          $  1,302,496,049           $  1,357,915,795
                                                                               ================           ================

LIABILITIES, CAPITAL AND SURPLUS

Aggregate reserves for life policies and contracts                             $  1,132,728,673           $  1,097,795,798
Policy and contract claims                                                              354,014                    382,429
Accrued dividends to policyholders                                                      433,099                    422,330
Interest maintenance reserve                                                         17,684,781                 11,668,491
Federal income taxes payable                                                          3,283,673                  3,998,217
Remittances and items not allocated                                                     419,689                    631,586
Asset valuation reserve                                                              24,184,363                 29,133,762
Payable to affiliates                                                                   720,136                     36,512
Amounts due to broker-dealers                                                        20,558,221                131,945,347
Accounts payable, accrued expenses and other liabilities                              1,184,201                  1,840,168
Transfers to Separate Account, net                                                  (1,330,627)                  (265,469)
Separate account liabilities                                                         21,596,927                  4,489,291
                                                                                     ----------                  ---------
         Total liabilities                                                     $  1,221,817,150           $  1,282,078,462
                                                                               ================           ================
Commitments and contingent liabilities

Capital and surplus:

    Capital stock - $10 par value, 1,000,000 shares

       authorized; 200,000 shares issued and outstanding                              2,000,000                  2,000,000
    Paid-in and contributed surplus                                                  70,394,120                 70,394,120
    Unassigned surplus                                                                8,284,779                 3,443,213
                                                                                      ---------                 ---------
         Total capital and surplus
                                                                                     80,678,899                 75,837,333
                                                                                     ----------                 ----------
         Total liabilities, capital and surplus                                $  1,302,496,049           $  1,357,915,795
                                                                               ================           ================

The accompanying notes are an integral part of these financial statements.


LONDON PACIFIC LIFE & ANNUITY COMPANY
(A wholly-owned subsidiary of London Pacific Group Limited)
STATUTORY STATEMENTS OF OPERATIONS
                                                                                 YEAR ENDED DECEMBER 31,
                                                                                 -----------------------
                                                                     1997                  1996                  1995
                                                                     ----                  ----                  ----
REVENUES
     Insurance premiums and annuity
        considerations                                          $  176,547,838        $  137,499,919       $   203,233,606
     Net investment income                                          88,797,926            91,013,416            88,960,512
     Amortization of interest maintenance reserve                    2,306,437               683,806              (185,844)
     Net gain from operations from separate account                    133,043               120,319             --
     Other income                                                      552,225               287,470                 1,255
                                                                       -------               -------                 -----

         Total revenues                                            268,337,469           229,604,930           292,009,529
                                                                   -----------           -----------           -----------

BENEFITS AND EXPENSES

     Policyholder benefits and changes in reserve                  226,126,436           196,153,897           256,854,252
     Commissions                                                    11,156,421             8,531,145            14,237,877
     Net transfer to separate account                               14,607,074             4,175,745            --
     Other operating expenses                                       11,819,652            12,844,370            10,358,955
                                                                    ----------            ----------            ----------

         Total benefits and expenses                               263,709,583           221,705,157           281,451,084
                                                                   -----------           -----------           -----------

Gain from operations before dividends to policyholders, federal income taxes and

     net realized capital gains                                      4,627,886             7,899,773            10,558,445

Dividends to policyholders                                             930,165               915,864             1,007,373
                                                                       -------               -------             ---------

Gains from operations, before federal income taxes

     and net realized capital gains                                  3,697,721             6,983,909             9,551,072

Federal income tax expense (benefit) (excluding

     tax on capital gains)                                         (2,212,021)               991,257             2,597,127
                                                                   ----------                -------             ---------

Gain from operations before net realized capital

     gains                                                           5,909,742             5,992,652             6,953,945


Net  realized capital gains, less capital gains
 tax of $4,852,562, 4,617,743 and
 $1,931,162 and excluding $8,322,727, $1,976,127
 and $303,286 transferred to the IMR in 1997, 1996
 and 1995, respectively.                                             1,044,541               988,636             3,445,440
                                                                     ---------               -------             ---------

Net income                                                    $      6,954,283      $      6,981,288       $    10,399,385
                                                              ================      ================       ===============

The accompanying notes are an integral part of these financial statements.

LONDON PACIFIC LIFE & ANNUITY COMPANY
(A wholly-owned subsidiary of London Pacific Group Limited)
STATUTORY STATEMENTS OF CHANGES IN CAPITAL AND SURPLUS

                                                                       PAID-IN AND
                                                      CAPITAL          CONTRIBUTED         UNASSIGNED
                                                       STOCK             SURPLUS            SURPLUS              TOTAL
                                                       -----             -------            -------              -----
Balance as of December 31, 1994                      $2,000,000         $46,938,570       $(11,616,966)       $37,321,604

Net income                                                                                  10,399,385         10,399,385

Increase in unrealized capital gains                                                             9,403              9,403

Decrease in non-admitted assets                                                              1,575,841           1,575,841

Increase in asset valuation reserve                                                         (1,151,285)        (1,151,285)

Capital contributions                                                     1,455,550                              1,455,550
                                                                          ---------                              ---------

Balance as of December 31, 1995                       2,000,000          48,394,120            (783,622)        49,610,498

Net income                                                                                     6,981,288         6,981,288

Increase in unrealized capital losses                                                        (4,163,544)       (4,163,544)

Increase in non-admitted assets                                                                  (4,004)           (4,004)

Decrease in asset valuation reserve                                                            1,413,095         1,413,095

Capital contributions                                __________          22,000,000         ____________        22,000,000
                                                                         ----------                             ----------

Balance as of December 31, 1996                     $ 2,000,000        $ 70,394,120       $    3,443,213       $75,837,333

Net income                                                                                      6,954,283        6,954,283
Increase in unrealized capital losses                                                           (886,116)        (886,116)
Increase in non-admitted assets                                                                 (184,000)        (184,000)
Decrease in asset valuation reserve                                                             4,949,399        4,949,399
Dividends to stockholder                                                                      (5,992,000)      (5,992,000)
                                                                                              ----------       ----------
Balance as of December 31, 1997                    $  2,000,000        $ 70,394,120        $   8,284,779      $ 80,678,899
                                                   ============        ============        =============      ============

The accompanying notes are an integral part of these financial statements.


LONDON PACIFIC LIFE & ANNUITY COMPANY
(A wholly-owned subsidiary of London Pacific Group Limited)
STATUTORY STATEMENTS OF CASH FLOWS
                                                                               YEAR ENDED DECEMBER 31,
                                                                 1997                    1996                   1995
                                                                 ----                    ----                   ----
CASH PROVIDED BY:

    Premiums and annuity considerations

      collected                                             $   176,547,838          $  137,499,919        $   203,233,606
    Investment income received (excluding
      realized gains/losses and net of investment

      expenses)                                                  84,805,153              95,583,016             86,134,922
    Other income received                                           552,390                 287,305                  1,255
                                                                    -------                 -------                  -----

         Total cash provided by operations                      261,905,381             233,370,240            289,369,783
                                                                -----------             -----------            -----------

CASH USED FOR:

    Life and accident and health claims paid                      1,266,207                 832,760              1,213,526
    Surrender benefits and other fund
      withdrawals paid                                          136,308,194             110,213,086             81,936,665
    Other benefits to policyholders paid                         53,647,576              54,325,262             51,869,119
                                                                 ----------              ----------             ----------

                                                                191,221,977             165,371,108            135,019,310
                                                                -----------             -----------            -----------

    Commissions and other expenses paid                          23,639,673              20,570,531             24,913,719
                                                                 ----------              ----------             ----------

    Net transfers to separate account                            15,431,650               5,441,049             --
    Dividends to policyholders paid                                 919,396               1,020,952              1,048,627
    Federal income taxes (recoverable) paid
      (excluding tax on capital gains)                            (1,497,477)             (999,143)             (2,654,355)
                                                                  ----------              --------              ----------

         Total cash used for operations                         229,715,219             191,404,497            158,327,301
                                                                -----------             -----------            -----------

         Net cash provided by operations                         32,190,162              41,965,743            131,042,482
                                                                 ----------              ----------            -----------

PROCEEDS FROM INVESTMENTS SOLD, MATURED OR
   REPAID:

    Bonds                                                       758,322,204             651,187,776            193,271,490
    Stocks                                                       23,444,566             105,201,117             11,228,210
    Other proceeds                                                1,403,827                  15,922                 96,780
                                                                  ---------                  ------                 ------
                                                                783,170,597             756,404,815            204,596,480
Tax on capital gains                                              (4,825,562)             (4,617,743)            (1,931,162)
                                                                  ----------              ----------             ----------
         Total investment proceeds                              778,345,035             751,787,072            202,665,318
                                                                ===========             ===========            ===========

(continued on next page)

The accompanying notes are an integral part of these financial statements.


LONDON PACIFIC LIFE & ANNUITY COMPANY
(A wholly-owned subsidiary of London Pacific Group Limited)
STATUTORY STATEMENTS OF CASH FLOWS (CONTINUED)
                                                                               YEAR ENDED DECEMBER 31,
                                                                 1997                    1996                   1995
                                                                 ----                    ----                   ----
COST OF INVESTMENTS ACQUIRED:

    Bonds                                                       762,123,622             735,812,956            268,824,294
    Stocks                                                       59,641,808             112,429,288              6,872,362
    Miscellaneous other                                             709,824                  52,218                575,445
                                                                    -------                  ------                -------

         Total investments acquired                             822,475,254             848,294,462            276,272,101
Net increase in policy loans                                      2,192,748               1,838,835              1,456,664
                                                                  ---------               ---------              ---------

         Net cash from investments                               (46,322,967)            (98,346,225)          (75,063,447)
                                                                 -----------             -----------           -----------

CASH FROM FINANCING AND MISCELLANEOUS

SOURCES:

    Capital and surplus paid in                                   -                      22,000,000              1,455,550
    Other cash provided                                          32,627,192             116,248,250             20,941,157
    Dividends to stockholder paid                                 (5,992,000)

    Other cash applied                                          (111,717,985)            (40,021,732)          (17,753,828)
                                                                ------------             -----------           -----------

         Net cash from financing and

             miscellaneous sources                             (85,082,793)              98,226,518              4,642,879
                                                               -----------               ----------              ---------

Net change in cash and short-term investments                  (99,215,598)              41,846,036             60,621,914
                                                               -----------               ----------             ----------

CASH AND SHORT-TERM INVESTMENTS:

    Beginning of year                                           114,257,982              72,411,946             11,790,032
                                                                -----------              ----------             ----------

    End of year                                              $   15,042,384           $ 114,257,982         $   72,411,946
                                                             ==============           =============         ==============

SUPPLEMENTAL  DISCLOSURES  OF CASH FLOW  INFORMATION:
  Cash paid during the year
  for:
    Income taxes                                             $    3,381,115         $     3,664,978        $     2,524,651

The accompanying notes are an integral part of these financial statements.





LONDON PACIFIC LIFE & ANNUITY COMPANY
(A WHOLLY-OWNED SUBSIDIARY OF LONDON PACIFIC GROUP LIMITED)
NOTES TO STATUTORY FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

1.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

       ORGANIZATION

       London Pacific Life & Annuity Company (the Company) is domiciled in North Carolina and is a wholly-owned subsidiary of The London Pacific Assurance Group Limited (the Parent), a holding company domiciled in the state of California, which is ultimately a wholly-owned subsidiary of London Pacific Group Limited (formerly Govett & Company Limited). The Company has two wholly-owned subsidiaries, LPIMC Insurance Marketing Services (the Marketing Company), a registered investment advisor and London Pacific Financial & Insurance Services (the Broker Dealer), a registered broker-dealer. The Company is engaged primarily in the development and marketing of annuity products and universal life insurance. Although the Company is licensed and sells its universal life and annuity products in 40 states, its primary markets are California, Florida, Michigan, Ohio, Texas and Washington.

       The preparation of financial statements of insurance companies requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Such estimates and assumptions could change in the future as more information becomes known, which could impact amounts reported and disclosed herein.

       BASIS OF PRESENTATION

       The accompanying financial statements have been prepared in conformity with accounting practices prescribed or permitted by the North Carolina Department of Insurance which is a comprehensive basis of accounting other than generally accepted accounting principles. Significant differences between statutory accounting principles and generally accepted accounting principles (GAAP) are described in Note 2.

       INVESTMENTS

       Investments are recorded in accordance with the requirements of the National Association of Insurance Commissioners (NAIC). Bonds not backed by loans are reported at cost or amortized cost; the discount or premium on bonds is amortized using the interest method. For loan-backed bonds, anticipated prepayments are considered when determining the amortization of discount or premium. Prepayment assumptions are obtained from dealer surveys and are based on the current interest rate and economic development. The retrospective adjustment method is used to value all such securities except for interest-only securities, which are valued using the prospective method. Preferred stocks are carried at NAIC Securities Valuation Office (SVO) values. Common stocks are reported at market value as determined by the SVO and the related unrealized capital gain/(loss) is reported in unassigned surplus without any adjustment for federal income taxes. The Company's subsidiaries are reported at equity in the underlying statutory basis of their net assets. As of December 31, 1997, the carrying value of the Company's investment in subsidiaries was $1,050,061. Short-term investments are carried at cost which approximates market value.

       FOREIGN EXCHANGE FORWARD CONTRACTS

       The Company enters into foreign exchange forward contracts to hedge exposure to currency risk on foreign denominated bonds. The cost of the contracts is included as part of the carrying value of the underlying securities. As of December 31, 1997, there were no open contracts. The Company uses the deferral method to account for foreign exchange forward contracts. Under the deferral method, realized and unrealized gains and losses from these forward contracts are deferred on the Statutory Statement of Admitted Assets, Liabilities, Capital and Surplus. Upon disposal of the hedged security, deferred gains and losses are recognized in net realized capital gains in the Statutory Statement of Operations. The Company only enters into foreign exchange forward contracts with brokers deemed to be credit worthy by management.

1.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

       ELECTRONIC DATA PROCESSING EQUIPMENT

       Electronic data processing equipment is recorded at cost, net of accumulated depreciation of $2,000,381 and $1,783,263 at December 31, 1997 and 1996. Depreciation is provided using the straight-line method over the estimated useful life of five years. Depreciation expense amounted to $217,118, $272,204 and $346,495 for the years ended December 31, 1997, 1996 and 1995.

       REMITTANCES AND ITEMS NOT ALLOCATED

       Remittances and items not allocated consist primarily of cash received with policy applications for policies that have not been issued.

       POLICY AND CONTRACT CLAIMS

       Policy and contract claims of $243,843 and $294,629 related to death benefits payable on life and annuity contracts have been accrued at December 31, 1997 and 1996. The remaining policy and contract claims of $110,171 and $87,800 at December 31, 1997 and 1996 relate to estimated incurred but unreported claims on life contracts.

       SEPARATE ACCOUNT

       Separate account assets and liabilities reported in the accompanying Statutory Statement of Admitted Assets, Liabilities, Capital and Surplus represent funds that are separately administered for variable annuity contracts, and for which the contract holder, rather than the Company, bears the investment risk. Separate account assets are reported at market value. The operations of the separate account are not included in the accompanying financial statements.

       RECLASSIFICATIONS

       Certain reclassifications have been made to the prior years' financial statements to conform to the current year presentation.

2. DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES AND STATUTORY ACCOUNTING PRINCIPLES

       Statutory accounting principles vary in some respects from generally accepted accounting principles. The more significant of these differences are as follows:

       INVESTMENTS

       Market values of certain investments in bonds and stocks are based on values specified by the NAIC, rather than on values provided by outside broker confirmations or internally calculated estimates. For GAAP, investments in bonds would be designated at purchase as held-to-maturity, trading, or available-for-sale. Held-to-maturity fixed investments would be reported at amortized cost, and the remaining fixed maturity investments would be reported at fair value with unrealized holding gains and losses reported in operations for those designated as trading and as a separate component of shareholders' equity for those designated as available-for-sale. Realized gains and losses are reported in income net of income tax rather than on a pretax basis. The Asset Valuation Reserve is determined by an NAIC prescribed formula and is reported as a liability rather than as a valuation allowance or an appropriation of surplus.

2. DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES AND STATUTORY ACCOUNTING PRINCIPLES (CONTINUED)

       SUBSIDIARIES

       The accounts and operations of the Company's subsidiaries are not consolidated with the accounts and operations of the Company.

       POLICY ACQUISITION COSTS

       The costs of acquiring and renewing business are expensed when incurred rather than capitalized and amortized over the terms of the related policies.

       NON-ADMITTED ASSETS

       Certain assets designated as "non-admitted," principally furniture and equipment, are excluded from the accompanying Statutory Statements of Admitted Assets, Liabilities, Capital and Surplus and are charged directly to unassigned surplus.

       PREMIUMS

       Single premium whole life, annuity and flexible premium variable life insurance considerations are recognized as earned upon issuance of the contract, whereas under GAAP, premium income consists of mortality charges, surrender charges earned, policy fees earned and amounts deducted from policyholder accounts.

       BENEFIT RESERVES

       Certain  policy  reserves  are  calculated  based on  statutory  required
       interest  and  mortality   assumptions  rather  than  estimated  expected
       experience or actual account balances.

       INCOME TAXES

       Deferred income taxes are not provided for differences between the financial statement amounts and the tax bases of assets and liabilities.

3.     ANALYSIS OF ASSETS

       An analysis of the Company's ledger assets as compared with its net admitted assets is as follows:

                                                                               DECEMBER 31, 1997
                                                                               -----------------
                                                       LEDGER             NONLEDGER         ASSETS NOT                 NET
                                                       ASSETS              ASSETS            ADMITTED          ADMITTED ASSETS
                                                       ------              ------            --------          ---------------
      Bonds                                         $ 1,162,584,191                         $  5,488,249        $1,157,095,942
      Preferred stock                                    51,262,033                                                 51,262,033
      Common stock                                        8,436,964     $     110,474             69,534             8,477,904
      Policy loans                                        8,487,559                                                  8,487,559
      Cash                                                3,347,694                                                  3,347,694
      Short-term investments                             11,694,690                                                 11,694,690
      Receivable for securities                          21,836,311                                                 21,836,311
      Investment income due and accrued                                    16,790,319                               16,790,319
      Electronic data processing
         equipment, net                                     430,341                              244,471               185,870
      Receivable from affiliates                             18,815                                7,312                11,503
      Furniture and equipment                               274,564                              274,564
      Deposits, prepaid expenses and
        other assets                                        798,486            11,419            113,223               696,682
      Separate account assets                            22,609,542                                                 22,609,542
                                                         ----------                                                 ----------
                                                    $ 1,291,781,190      $ 16,912,212       $  6,197,353        $1,302,496,049
                                                    ===============      ============       ============        ==============

                                                                              DECEMBER 31, 1996
                                                                              -----------------
                                                       LEDGER             NONLEDGER         ASSETS NOT               NET
                                                       ASSETS              ASSETS            ADMITTED        ADMITTED ASSETS
                                                       ------              ------            --------        ---------------
      Bonds                                         $1,147,330,467                        $   4,866,116         $1,142,464,351
      Preferred stock                                    1,687,616                                                   1,687,616
      Common stock                                      20,194,334       $      341,598          56,447             20,479,485
      Policy loans                                       6,294,811                                                   6,294,811
      Cash                                              26,008,933                                                  26,008,933
      Short-term investment                             88,249,049                                                  88,249,049
      Receivable for securities                         53,223,692                                                  53,223,692
      Investment income due and accrued                                      12,363,810                             12,363,810
      Electronic data processing
         equipment, net                                    358,143                                                     358,143
      Furniture and equipment                              350,583                              350,583
      Deposits, prepaid expenses and
          other assets                                   1,219,000               62,282         104,987              1,176,295
      Separate account assets                            5,609,610                                                   5,609,610
                                                         ---------                                                   ---------
                                                     $1,350,526,238        $  12,767,690   $   5,378,133         $1,357,915,795
                                                     ==============        =============   =============         ==============

4.     RELATED PARTIES

       The Company had material transactions with its parent and affiliated companies as follows:

       CAPITAL CONTRIBUTIONS

       The Company received capital contributions from its parent during the years ended December 31, 1997, 1996 and 1995 totaling $0, $22,000,000 and $1,455,550, respectively, principally in the form of investments and

4.     RELATED PARTIES (CONTINUED)

          related accrued interest. During 1996, the Company made a $500,000 capital contribution to the Marketing Company.

       EXPENSES

       The Company receives investment advisory services under the terms of an investment management agreement with Berkeley Institutional Investment, Inc. (BIII), an affiliate of London Pacific Group Limited. Fees charged to the Company under the agreement amounted to $5,742,889, $5,578,673 and $5,272,984 during the years ended December 31, 1997, 1996, and 1995, respectively.

       Under the terms of a cost-sharing agreement, the Company has agreed to reimburse Berkeley International Capital Corporation, ("BICC"), an affiliate, for certain expenses incurred on behalf of the Company. For the year ended December 31, 1997, 1996 and 1995, the Company paid $745,344, $87,060 and $100,548, respectively, to BICC.

       Commissions on insurance business produced for the Company by its agents are paid by the Marketing Company, the exclusive master general agent for the Company. All of the Company's universal life and fixed annuity business is written through the Marketing Company. For the year ended December 31, 1997, $138,174,030 of premium was written through the Marketing Company. Effective January 1, 1995, the Company directly paid all agents' commissions via the Marketing Company. For the years ended December 31, 1997, 1996, and 1995, the Company paid commissions of $9,905,069, $8,261,301 and $14,237,877, respectively, to the Marketing
       Company (and the Marketing Company paid commissions to agents of approximately $9,905,064, $8,261,301 and $14,237,877, respectively).

     The Company has payables to affiliates of $720,136 and $36,512 at December 31, 1997 and 1996, respectively, relating to these transactions.

       The Company leases certain office space and equipment to Select Advisors, Inc., ("Select"), an affiliate. During 1997, the Company received rental income of $188,994 from Select.

       The Company acquired and disposed of securities with affiliates BG Securities Limited ("BGSL") and Berkeley (USA) Holding Limited ("BHL"), during the year as follows:

       Acquisitions

         Bonds                                                         Transfer Date       Consideration             From
         -----                                                         -------------       -------------             ----
         MZ Berger, 8% due 12/2006                                        1-14-97          $  13,000,000             BGSL
         Catalina Furniture Co., 13% due 6/2002                           4-09-97              4,000,000              BHL
         COMTECO, 12% due 10/2001                                         6-30-97              6,000,000             BGSL
         Andros Acquisition, Inc., 13% due 03/2003                        9-30-97              4,085,213             BGSL
         Integral Systems, Inc., 4.75% due 12-2000                        9-30-97              8,341,107             BGSL
         Childers Products Co., 10% due 05/2006                           9-30-97              1,300,392             BGSL
                                                                                               ---------
                                                                                           $  36,726,712

         Dispositions

         Bonds                                                         Transfer Date       Consideration             From
         -----                                                         -------------       -------------             ----
         COMTECO, 12% due 10/2001                                         3-31-97         $    6,000,000              BHL
         Hybrid Networks, Inc., 12% due 4/2002                            6-30-97              5,500,000             BGSL
         Nazareth/Century Mills, Inc., 13.43% due 12/2003                 9-30-97             13,726,713             BGSL
                                                                                              ----------
                                                                                           $  25,226,713

4.     RELATED PARTIES (CONTINUED)

       As of December 31, 1997, the Company had investments in bonds issued by affiliates as follows:

                                                                                                    STATEMENT
       ISSUER                                       COUPON                 MATURITY                    VALUE
       ------                                       ------                 --------                    -----
       Bon-Art/Bauchet International                13.00%                 10/02                  $  6,529,494
       Catalina Furniture Company                   13.00%                 06/02                  $  4,000,000
       Ocean Acquisition Corporation                12.00%                 12/00                  $  4,000,000
       Select Advisors, Inc.                         7.00%                 11/98                  $    750,000

5.     FEDERAL INCOME TAXES

       The provision for federal income taxes has been computed in accordance with provisions of the Internal Revenue Code, as amended. The Company files a separate federal income tax return and is not included in a consolidated return with affiliated entities.

       The Company's total tax expense differs from an amount computed by applying the federal income tax of 35 percent to statutory income. The five primary items required to reconcile taxable income and statutory income are: (1) capitalization of policy acquisition costs, (2) differences in computing reserves for statutory and tax purposes, (3) differences in statutory and tax bases of assets sold, (4) exclusion of IMR amortization, and (5) differences in timing for the deduction of accrued expenses.

6.     AGGREGATE RESERVES FOR LIFE POLICIES AND CONTRACTS

       Aggregate reserves for life policies and contracts have generally been computed using the Commissioners' Reserve Valuation Method (CRVM) or the Commissioners' Annuity Reserve Valuation Method (CARVM) prescribed by the North Carolina Department of Insurance. The aggregate reserves for life policies and contracts were computed on a policy-by-policy basis.

       Statutory reserves for policy benefits due under universal life and accumulation annuity insurance contracts are computed using the CRVM and the CARVM, respectively. The CRVM and CARVM reserves established for specific contracts are the greater of a formula reserve or the cash surrender value of the contract.

       The formula reserves for the universal life policies are computed using the 1980 Commissioners Standard Ordinary (CSO) mortality table and discount rates of 5.5% - 4.0%. These assumptions are in compliance with the minimum statutory requirements.

       The accumulation annuity insurance contracts include a single premium deferred annuity product and a flexible premium deferred annuity product. The formula reserves for the single premium deferred annuity are higher than the cash surrender value due to the one year interest rate guarantee provision of these contracts. The Company computed reserves with an interest rate of 5.50% for 1997 and 1996 issues and 6.00% for 1995 issues. These rates are the maximum statutory interest rates for such contracts. For flexible premium deferred annuities, the cash surrender value is never greater than the formula reserves, but may be equal to the CARVM reserve due to the calendar quarter interest guarantee provision of these contracts. The Company uses the same interest rates to compute reserves as are used for single premium deferred annuities.

       Reserves for policy benefits due under immediate annuity insurance contracts are based on a present value actuarial computation using a statutory discount rate and a statutory mortality basis. The reserves are based on the 83a annuity and mortality table and with a discount rate of 6.75% for 1997 and 1996 and 7.25% for 1995.

6.     AGGREGATE RESERVES FOR LIFE POLICIES AND CONTRACTS (CONTINUED)

       The withdrawal characteristics of annuity actuarial reserves and deposit liabilities at December 31, 1997 and 1996 are as follows:

                                                                            1997                              1996
                                                                            ----                              ----
         Subject to discretionary withdrawal at book
            value less surrender charge of 5% or more               $  465,856,317      42.21%      $   445,721,115      42.24%
         Subject to discretionary withdrawal at book
            value less surrender charge greater than
            0% but less than 5%                                        467,548,853      42.36%          440,023,827      41.70%
         Subject to discretionary withdrawal at book
            value with no surrender charge                              18,944,526       1.72%           13,795,748       1.31%
         Not subject to discretionary withdrawal                       151,396,771      13.71%          155,624,990      14.75%
                                                                       -----------      -----           -----------      -----
                                                                     $1,103,746,467        100%       $1,055,165,680        100%
                                                                    ==============        ====       ==============        ====

7.     INVESTMENTS

       The Company records its investments in debt securities at cost or amortized cost. The securities are designated investment grade (NAIC SVO categories "1" and "2") or non-investment grade (categories "3", "4", "5", and "6"). The NAIC 's highest ratings classification includes issues normally rated investment grade by independent rating agencies.

       The NAIC SVO classified the Company's debt securities as follows:

                                                 DECEMBER 31, 1997                      DECEMBER 31, 1996
                                                 -----------------                      -----------------
                                            STATEMENT            PERCENT            STATEMENT          PERCENT
        NAIC CATEGORY                         VALUE             OF TOTAL              VALUE            OF TOTAL
        -------------                         -----             --------              -----            --------
        1 - Highest quality               $   635,602,909           55%          $    642,553,936          57%
        2 - High quality                      362,777,042          31                 309,858,268         27
        3 - Medium quality                     76,456,905           7                  70,923,479         6
        4 - Low quality                        58,310,711           5                  94,156,455         8
        5 - Lower quality                      13,267,848           1                  15,018,522         1
        6 - Debt securities in or
                 near default                  10,680,527           1                   9,953,691         1
                                               ----------           -                   ---------         -
                                           $1,157,095,942         100%             $1,142,464,351        100%
                                           ==============         ===              ==============        ===

7.     INVESTMENTS (CONTINUED)

       The cost or amortized cost and the fair, or comparable value of investments in debt securities are as follows:

                                                   COST OR                      GROSS    UNREALIZED
         DECEMBER 31, 1997                  AMORTIZED COST               GAINS               LOSSES            FAIR VALUE
         -----------------                  --------------               -----               ------            ----------
         U.S. Government
           obligations                       $       8,220,444      $     128,216         ($ 3,560)     $       8,345,100


         Obligations of states
            and political subdivisions               5,068,119             28,221              --                    5,096,340

         Corporate securities                      704,295,379          4,004,751       (1,753,246)                706,546,884

         Other debt securities                      51,306,693              4,868           (3,710)                 51,307,851


         Mortgage-backed securities                388,205,307          --                      --                 388,205,307
                                                   -----------                                                     -----------

                                                $1,157,095,942        $ 4,166,056       ($   1,760,516)         $1,159,501,482
                                                ==============        ===========       ==============          ==============

                                                    COST OR                    GROSS UNREALIZED
         DECEMBER 31, 1996                      AMORTIZED COST            GAINS               LOSSES             FAIR VALUE
         -----------------                      --------------            -----               ------             ----------

         U.S. Government

           obligations                        $      8,221,012       $     91,040        ($    138,952)      $      8,173,100

         Obligations of states

            and political subdivisions               5,276,177            115,665       (       35,812)             5,356,030

         Corporate securities                      635,225,514          1,274,089         (  5,347,151)           631,152,452

         Other debt securities                     110,687,081            173,235       (       21,547)           110,838,769

         Mortgage-backed securities                383,054,567          --                      --                383,054,567
                                                   -----------                                                    -----------
                                                $1,142,464,351         $1,654,029          ($5,543,462)        $1,138,574,918
                                                ==============         ==========          ===========         ==============

       Fair values are based on published quotations of the SVO of the NAIC. Fair values generally represent quoted market value prices for securities traded in the public marketplace, or analytically determined values using bid or closing prices for securities not traded in the public marketplace. However, for certain investments for which the NAIC does not provide a value, the Company uses the amortized cost amount as a substitute for fair value in accordance with prescribed guidance. As of December 31, 1997 and 1996, the fair value of investments in debt securities includes $823,054,516 and $863,848,633, respectively, of debt securities that were valued at amortized cost.

       The cost or amortized cost and the fair value of debt securities at December 31, 1997, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or repay obligations with or without call or prepayment penalties.

7.     INVESTMENTS (CONTINUED)

       A summary of the cost or amortized cost and fair value of the Company's investment in debt securities at December 31, 1997, by contractual maturity, is as follows:

                                                                        COST OR
                                                                     AMORTIZED COST              FAIR VALUE
                                                                     --------------              ----------
               Maturity:
                 In 1998                                              $     7,405,626          $     7,406,823
                 In 1999-2002                                             230,271,457              231,042,261
                 In 2003-2007                                             287,442,290              287,620,624
                 After 2007                                               243,771,262              245,226,467
                 Mortgage-backed securities                               388,205,307              388,205,307
                                                                          -----------              -----------
               Total                                                   $1,157,095,942           $1,159,501,482
                                                                       ==============           ==============


         Proceeds from sales of investments in fixed maturities and related gross gains and losses on those sales are as follows:

                                               Year Ended                    Year Ended                  Year Ended
                                            December 31, 1997            December 31, 1996           December 31, 1995
                                            -----------------            -----------------           -----------------

           Proceeds from sales                   $758,322,204                 $651,187,776                $193,271,491
           Gross realized gains                 $  13,454,190                $  13,725,509              $    2,078,023
           Gross realized losses               $    1,537,996               $    9,195,257              $    1,618,499

         At December 31, 1997, debt securities with an admitted asset value of $10,159,313 were on deposit with state insurance departments to satisfy regulatory requirements.

         Unrealized gains and losses on investments in non-redeemable preferred and common stocks are reported directly in unassigned surplus and do not affect operations. The gross unrealized gains and losses on, and the cost and fair value of, those investments are summarized as follows:

                                                                      GROSS               GROSS
                                                                    UNREALIZED         UNREALIZED            FAIR
                                                   COST               GAINS              LOSSES             VALUE
                                                   ----               -----              ------             -----

         AT DECEMBER 31, 1997

              Preferred stocks                   $  41,355,002   $     --             $     --            $   41,355,002
              Common stocks                          9,363,323           1,455,866   (     2,341,285)          8,477,904
                                                     ---------           ---------   -     ---------           ---------
              Total                              $  50,718,325     $     1,455,866    ($   2,341,285)     $   49,832,906
                                                 =============     ===============    ==============      ==============

         AT DECEMBER 31, 1996

              Preferred stocks                 $      --        $     --             $       --         $     --
              Common stocks                         20,832,834             629,246         (982,595)         20,479,485
                                                    ----------             -------         ----------         ----------
              Total                              $  20,832,834   $         629,246  ($       982,595)    $    20,479,485
                                                 =============   =================  ================     ===============

8.       INVESTMENT INCOME

         An analysis of the Company's net investment income is as follows:

                                                                                     YEAR ENDED DECEMBER 31,

                                                                         1997                 1996                  1995
                                                                         ----                 ----                  ----

          Interest on debt securities                                $91,803,407          $94,149,963           $91,585,614
          Interest on short-term investments                           1,840,299              787,618               554,252
          Interest on cash on hand and on deposit                        268,480              375,723               274,696
          Equity in undistributed earnings of subsidiaries                37,168              (39,151)             (285,874)
          Other investment income                                      1,696,372            1,532,466             2,493,535
                                                                       ---------            ---------             ---------
          Gross investment income                                     95,645,726           96,806,619            94,622,223
          Less investment expenses                                   (6,847,800)           (5,793,203)           (5,661,711)
                                                                     ----------            ----------            ----------
          Net investment income                                      $88,797,926          $91,013,416           $88,960,512

9.        REINSURANCE

         The maximum amount of direct universal life insurance retained on any life is $250,000. Amounts in excess of $250,000 are ceded on a Yearly Renewable Term basis of reinsurance. Life insurance ceded to other companies for the years ended December 31, 1997 and 1996 totaled $42,496,000 and $47,349,000 or 11.2% and 11.7% of life insurance in force, respectively. A contingent liability exists with respect to insurance ceded which would become a liability should the reinsurer be unable to meet the obligations assumed under reinsurance agreements.

10.      SURPLUS

         Under the Insurance Code of the State of North Carolina, in a given year the Company may make dividend distributions without prior approval of the Insurance Commissioner up to the lesser of its net gain from operations for the preceding year or 10% of surplus as of December 31 of the preceding year. The maximum dividend that could be paid during 1998 without the Insurance Commissioner's approval is $5,909,742.

         The NAIC has adopted Risk-Based Capital (RBC) requirements which became effective December 31, 1993, that attempt to evaluate the adequacy of a life insurance company's adjusted statutory capital and surplus in relation to investment, insurance and other business risks. The RBC formula is used by the states as an early warning tool to identify possible weakly capitalized companies for the purpose of initiating regulatory action and is not designed to be a basis for ranking the financial strength of insurance companies. In states which have adopted the NAIC regulations, the new RBC requirements provide for four different levels of regulatory attention depending on the ratio of the company's adjusted capital and surplus to its RBC. As of December 31, 1997, the adjusted capital and surplus of the Company is substantially in excess of the minimum level of RBC that would require regulatory response.

11.    ASSET VALUATION AND INTEREST MAINTENANCE RESERVES

       The purpose of the AVR is to decrease the volatility of the incidence of asset losses and to recognize the long term return expectations for equity investments. The increase or decrease to this reserve is charged or credited directly to surplus.

       The purpose of the IMR is to minimize the effect of gains and losses arising from interest rate movements. All realized gains and losses (net of tax) classified as interest related are accumulated and amortized into net income over the remaining period to maturity of the security sold. The effect of recording the IMR at December 31, 1997, 1996 and 1995 was to defer total net capital gains of $19,991,216, $12,352,297 and $10,190,326, respectively, and to recognize $2,306,437, $683,806 and
       ($185,844), respectively, of IMR amortization into income.

12.    FAIR VALUES OF FINANCIAL INSTRUMENTS

       The following disclosure of the estimated fair values of financial instruments is made in accordance with the requirements of Statement of Financial Accounting Standards ("SFAS") No. 107, "Disclosure about Fair Value of Financial Instruments." The estimated fair value amounts have been determined using available market information and appropriate valuation methodologies. However, considerable judgment is required to interpret market data to develop these estimates. Accordingly, these estimates are not necessarily indicative of the amounts which could be realized in a current market exchange. The use of different market assumptions or estimation methodologies may have a material effect on the estimated fair value amounts. For financial instruments not separately disclosed below, the carrying value is a reasonable estimate of fair value.

                                                      DECEMBER 31, 1997                          DECEMBER 31, 1996
                                          --------------------- -------------------- -------------------- ---------------------
                                                CARRYING             ESTIMATED            CARRYING             ESTIMATED
                                                 VALUE              FAIR VALUE              VALUE              FAIR VALUE
                                          --------------------- -------------------- -------------------- ---------------------
       Assets:

          Debt securities                 $1,157,095,942        $1,171,666,397            $1,142,464,351        $1,145,112,378
       Redeemable preferred
          stock                           $       9,907,031     $     10,607,958       $       1,687,616     $       1,616,150

       Liabilities:
          Insurance and annuity
             reserves-investment-type
             contracts                       $1,130,221,744     $1,149,093,067            $1,097,795,798        $1,116,979,648

       POLICY RESERVES

       In accordance with SFAS No. 107, estimated fair values have been calculated on policy reserves only for those products determined to be investment-type. The estimated fair value of deferred annuity and universal life contracts equals account value after deduction of surrender charges. The estimated fair value of immediate annuity contracts is based on the present value of expected benefits using a discount rate equal to the 5-year Treasury rate.

13.    CONCENTRATIONS OF CREDIT RISK

       At December 31, 1997, the Company held unrated or less-than-investment grade corporate bonds of $158,715,991. Those holdings amounted to 13.7% of the Company's investments in bonds and less than 12.4% of the Company's total admitted assets. The holdings of less-than-investment grade bonds are widely diversified and management believes are of satisfactory quality based on the Company's investment policies and credit standards.

14.    RECONCILIATION OF NET TRANSFERS TO OR (FROM) SEPARATE ACCOUNT

         Transfers are reported in the Summary of Operations of the Separate Account Statement:

                                                                                                Year Ended December 31
                                                                                                ----------------------
                                                                                              1997                      1996
                                                                                              ----                      ----

                    Transfers to separate account                                      $  16,973,122                $4,455,205
                    Transfers from separate account                                        2,527,210                   296,184
                                                                                           ---------                   -------
                    Net transfers to or (from) separate account                           14,445,912                 4,159,021

           Reconciling Adjustments:  Mortality & Expense Fees                                161,162                    16,724
                                                                                             -------                    ------

           Transfers as reported in the Statutory Summary of Operations
                     of the Company                                                    $  14,607,074                $4,175,745
                                                                                       =============                ==========

15.      DEFERRED COMPENSATION ARRANGEMENTS

         Certain agents producing business for the Company participate in a stock appreciation rights plan sponsored by the Parent. The rights vest over a five year period based on the persistency of certain levels of policyholder account values assigned to the agent and the agent remaining active with the Company. The Parent will reimburse the
         Company for any plan benefits as they are withdrawn by the participating agents. There were no plan benefits paid in 1997 and none of the plan benefits were vested as of December 31, 1997.

         Certain members of Company management are eligible to participate in a contributory deferred compensation plan sponsored by BHL. Compensation deferred pursuant to the terms of the plan was $125,408 as of December 31, 1997.

         Certain members of Company management participate in an incentive share option plan sponsored by the Parent whereby the employee can purchase shares of the Parent's common stock. Stock options are granted to employees at a price equal to the fair market value of the stock on the date of grant. The stock options were granted during the years 1990 through 1997. As of December 31, 1997 1,763,500 shares of the Parent's common stock were subject to options granted under the plan with option prices ranging from $2.15 to $3.86. During 1997, options on 249,000 shares of common stock became exercisable under the plan with option prices ranging from $2.39 to $3.86. No options were exercised or forfeited during 1997. The Parent will reimburse the Company for any plan benefits as they are paid.

16.      COMMITMENT AND CONTINGENT LIABILITIES

         Rental expense for all leases was $609,627, $550,944 and $722,359 for 1997, 1996 and 1995, respectively. Future minimum rental commitments under noncancelable operating leases for office space and equipment aggregate $2,133,639 through 2000. The amounts due by year are $719,453 in 1998, $723,578 in 1999, $368,891 in 2000, $138,016 in 2001, and
         $183,701 thereafter.

         The Company has contingent liabilities resulting from anticipated state guaranty association assessments for life insurers deemed insolvent during the year. Although the total amount of this exposure is not known, a substantial portion of the amount assessed will be recovered against future premium taxes under current laws and regulations. As of December 31, 1997, the Company estimates its net contingent liability for future state guaranty association assessments is within range of $500,000 to $2,000,000. The Company has not committed any surplus funds to reserve for the contingent liability. The Company recognizes its obligation for guaranty fund assessments when it receives notice that an amount is payable to a guaranty fund. Expenses incurred for guaranty fund assessments were $1,007,354, $1,674,481 and $1,075,244 in 1997,
         1996 and 1995, respectively.

         The Company is, from time to time, involved in various legal actions concerning policy benefits and certain other matters. Those actions are considered by the Company in estimating policy reserves and other liabilities. The Company believes that the resolution of those actions should not have a material adverse affect on the Company's statutory surplus.

         The Company has been named as a cross-defendant in a complaint filed by The American Endeavor Fund Limited ("AEF") where the plaintiff seeks damages in excess of $2 million. The Company believes that the alleged claims are without merit. While these claims are being contested, the outcome is not predictable with assurance. The Company believes that any liability resulting from these claims should not have a material adverse affect on the Company's statutory surplus.

17.      SUBSEQUENT EVENTS

         On March 12, 1998, all legal proceedings involving AEF were settled. The settlement is conditional upon the passing by AEF shareholders of resolutions ratifying and approving AEF's participation in the settlement agreement and upon approval from The Royal Court of the Island of Jersey for a related reduction of AEF's share premium account. AEF has announced that it has received irrevocable undertakings in favor of the resolutions from sufficient shareholders to assure their passing. The Company does not expect to have any liability to AEF under the terms of the settlement agreement.



                                   PART C

                              OTHER INFORMATION

ITEM 24.  FINANCIAL STATEMENTS AND EXHIBITS

A.    FINANCIAL STATEMENTS

The following financial statements of the Company are included in Part B hereof:

     1. Report of Independent Accountants.

     2. Statutory Statements of Admitted Assets, Liabilities, Capital and Surplus - December 31, 1997 and 1996.

     3. Statutory Statements of Operations for the Years Ended December 31, 1997, 1996 and 1995.

     4. Statutory Statements of Changes in Capital and Surplus for the Years Ended December 31, 1997, 1996 and 1995.

     5. Statutory Statements of Cash Flows for the Years Ended December 31, 1997, 1996 and 1995.

     6. Notes to Statutory Financial Statements.

The following financial statements of the Separate Account are included in Part B hereof:

     1. Statement of Assets and Liabilities - June 30, 1998 (unaudited).

     2. Statement of Operations for the Six Months Ended June 30, 1998 (unaudited).

     3. Statement of Changes in Net Assets for the Six Months Ended June 30, 1998 (unaudited).

     4. Statement of Assets and Liabilities as of December 31, 1997.

     5. Statement of Operations for the year ended December 31, 1997 and the period January 31, 1996 (commencement of operations) to December 31, 1996.

     6. Statement of Changes in Net Assets for the year ended December 31, 1997 and the period January 31, 1996 (commencement of operations) to December 31, 1996.

     7. Notes to Financial Statements - December 31, 1997.

     8. Report of Independent Accountants.

B.    EXHIBITS

    1. Resolution of Board of Directors of the Company authorizing the establishment of the Separate Account.*

    2.     Not Applicable.

    3(i).  Form of Principal Underwriter's Agreement.

    3(ii). Form of Selling Agreement.

    4(i). Form of Individual Variable Single Contribution Immediate Annuity Contract - Guaranteed Version.+

    4(ii). Form of Individual Variable Single Contribution Immediate Annuity
           Contract - Non-Guaranteed Version.

    5(i).  Form of Application Form - Guaranteed Contract version.

    5(ii). Form of Application Form - Non-Guaranteed Contract version.

    6.    (i) Copy of Articles of  Incorporation  of the Company.**
         (ii) Copy of the Bylaws of the Company.*

    7.    Not Applicable.

    8.    Form of Fund Participation Agreement by and among London
          Pacific Life & Annuity Company, Morgan Stanley Universal Funds, Inc., Morgan Stanley Asset Management Inc. and Miller Anderson & Sherrerd, LLP. ***

    9.    Opinion and Consent of Counsel.

   10.    Consent of Independent Accountants.

   11.    Not Applicable.

   12.    Not Applicable.

   13.    Not Applicable.

   14.    Not Applicable.

   15.    Company Organizational Chart.*

   27.    Not Applicable.

    * Incorporated by reference to Registrant's Form N-4 (File Nos. 333-1779 and 811-8890) as electronically filed on March 18, 1996.

   ** Incorporated by reference to Pre-Effective Amendment No. 1 to Form N-4 (File Nos. 333-1779 and 811-8890) as electronically filed on May 23, 1996.

  *** Incorporated by reference to Registrant's Amendment No. 8 to Form N-4 (File Nos. 333-1779 and 811-8890) as electronically filed on April 27, 1998.

    + Incorporated by reference to Registrant's Form N-4 (File Nos. 333-56513 and 811-8890) as electronically filed on June 10, 1998.

ITEM 25. DIRECTORS AND OFFICERS OF THE DEPOSITOR

The following are the Executive Officers and Directors of the Company:

Name and Principal         Position and Offices
Business Address           with Depositor
-------------------------  ---------------------------------------

Ian K. Whitehead           President, Chief Executive Officer
1755 Creekside Oaks Drive  and Director
Sacramento, CA  95833

Arthur I. Trueger          Chairman of the Board and Director
650 California Street
San Francisco, CA  94108

George C. Nicholson        Chief Financial Officer, Secretary and
3109 Poplarwood Court      Director
Raleigh, NC  27604

Mark E. Prillaman          Chief Marketing Officer and Director
1755 Creekside Oaks Drive
Sacramento, CA  95833

Susan Y. Gressel           Vice President and Treasurer
3109 Poplarwood Court
Raleigh, NC  27604

Charles M. King            Vice President and Controller
3109 Poplarwood Court
Raleigh, NC  27604

William J. McCarthy        Vice President and Chief Actuary
3109 Poplarwood Court
Raleigh, NC  27604

Charlotte M. Stott         Vice President, National Sales Manager
1755 Creekside Oaks Drive
Sacramento, CA  95833

Jerry T. Tamura            Vice President, Administrative Services
1755 Creekside Oaks Drive
Sacramento, CA  95833

Randolph N. Vance          Vice President, Financial Actuary
3109 Poplarwood Court
Raleigh, NC 27604

Jerry S. Waters            Vice President, Technology Services
1755 Creekside Oaks Drive
Sacramento, CA  95833

ITEM 26. PERSONS CONTROLLED BY OR UNDER COMMON CONTROL WITH THE DEPOSITOR OR

         REGISTRANT

The Company organizational chart was included as Exhibit 15 in Registrant's Form N-4 (File No. 333-1779) filed on March 18, 1996 and is incorporated herein by reference.

ITEM 27.  NUMBER OF CONTRACT OWNERS

Not Applicable

ITEM 28.  INDEMNIFICATION

The Bylaws (Article V) of the Company provide that:

Subject to the laws of the State of North Carolina, any present or former director, officer or employee of the Company, or any person who, at the request of the Company, express or implied, may have served as a director or officer of another Company in which this Company owns shares or of which this Company is a creditor, shall be entitled to reimbursement of expenses and other liabilities, including attorney's fees actually and reasonably incurred by him and any amount paid by him in discharge of a judgment, fine, penalty of costs against him or paid by him in a settlement approved by a court of competent jurisdiction, in any action or proceeding, including any civil, criminal or administrative action, suit, hearing or proceeding, to which he is a party by reason of being or having been a director, officer or employee of this or such other Company. This section is not intended to extend or to limit in any way the rights and remedies provided with respect to indemnification of directors, officers, employees and other persons provided by the laws of the State of North Carolina but is intended to express the desire of the stockholders of this Company that indemnification be granted to such directors, officers, employees and other persons to the fullest extent allowable by such laws.

Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted directors and officers or controlling persons of the Company pursuant to the foregoing, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

ITEM 29.  PRINCIPAL UNDERWRITERS

     (a)  Not Applicable.

     (b) London Pacific Financial and Insurance Services is the principal underwriter for the Contracts. The following persons are the officers and directors of London Pacific Financial and Insurance Services.

Name and Principal                      Position and Offices
Business Address                          with Underwriter
-------------------------  -----------------------------------------------
Ian K. Whitehead           Director
1755 Creekside Oaks Drive
Sacramento, CA 95833

Jerry T. Tamura            Chairman, President and Chief Executive Officer
1755 Creekside Oaks Drive
Sacramento, CA 95833

George C. Nicholson        Treasurer and Director
3109 Poplarwood Court
Raleigh, NC 27604

Bonnie J. Bridge           Secretary
1755 Creekside Oaks Drive
Sacramento, CA 95833

     (c)  Not Applicable.

ITEM 30. LOCATION OF ACCOUNTS AND RECORDS

Charles King, whose address is 3109 Poplarwood Court, Raleigh, NC 27604, maintains physical possession of the accounts, books or documents of the Separate Account required to be maintained by Section 31(a) of the Investment Company Act of 1940 and the rules promulgated thereunder.

ITEM 31. MANAGEMENT SERVICES

Not Applicable.

ITEM 32. UNDERTAKINGS

     a. Registrant hereby undertakes to file a post-effective amendment to this registration statement as frequently as is necessary to ensure that the audited financial statements in the registration statement are never more than sixteen
(16) months old for so long as payment under the variable annuity contracts may be accepted.

     b. Registrant hereby undertakes to include either (1) as part of any application to purchase a contract offered by the Prospectus, a space that an applicant can check to request a Statement of Additional Information, or (2) a postcard or similar written communication affixed to or included in the Prospectus that the applicant can remove to send for a Statement of Additional Information.

     c. Registrant hereby undertakes to deliver any Statement of Additional Information and any financial statement required to be made available under this Form promptly upon written or oral request.

     d. London Pacific Life & Annuity Company ("Company") hereby represents that the fees and charges deducted under the Contracts described in the Prospectus, in the aggregate, are reasonable in relation to the services rendered, the expenses to be incurred and the risks assumed by the Company.




                                  SIGNATURES

As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant certifies that has caused this Registration Statement to be signed on its behalf, in the City of Raleigh, and State of North Carolina on this 7th day of October, 1998.

                              LPLA SEPARATE ACCOUNT ONE
                              --------------------------------------------
                              Registrant

                          By:  LONDON PACIFIC LIFE & ANNUITY COMPANY
                              --------------------------------------------


                          By: /s/GEORGE NICHOLSON
                              --------------------------------------------


                          By:  LONDON PACIFIC LIFE & ANNUITY COMPANY
                              --------------------------------------------
                              Depositor

                          By: /s/GEORGE NICHOLSON
                              ---------------------------------------------


As required by the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.


                         Chairman of the Board and Director

-----------------------                                      ------
Arthur I. Trueger                                            Date

/s/IAN K. WHITEHEAD      President, Chief Executive Officer 10/7/98
-----------------------                                      ------
Ian K. Whitehead         and Director                        Date

/s/GEORGE NICHOLSON      Chief Financial Officer, Secretary 10/7/98
-----------------------                                      ------
George Nicholson         and Director                        Date

/s/MARK E. PRILLAMAN     Chief Marketing Officer            10/7/98
-----------------------                                      ------
Mark E. Prillaman        and Director                        Date





                                   EXHIBITS

                                      TO

                         PRE-EFFECTIVE AMENDMENT NO. 1

                                      TO

                                   FORM N-4

                                      FOR

                           LPLA SEPARATE ACCOUNT ONE

                                      OF

                     LONDON PACIFIC LIFE & ANNUITY COMPANY

                               INDEX TO EXHIBITS

EXHIBIT

EX-99.B3(i)     Form of Principal Underwriter's Agreement

EX-99.B3(ii)    Form of Selling Agreement

EX-99.B4(ii)    Form of Individual Variable Single Contribution Immediate
                Annuity Contract - Non-Guaranteed Version

EX-99.B5(i)     Form of Application Form - Guaranteed Contract Version

EX-99.B5(ii)    Form of Application Form - Non-Guaranteed Contract Version

EX-99.B9        Opinion and Consent of Counsel

EX-99.B10       Consent of Independent Accountants